FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

National Australia Bank Limited

ABN 12 004 044 937

TABLE OF CONTENTS

Section 1 - Media Release	1

Section 2 - Financial Summary	6
Reporting Format	7
Divisional Performance Summary	9
Group Performance Summary	10
Regional Performance Summary	11
Summary of Financial Position	12
Group Key Performance Measures	13

Section 3 - Group Performance Overview	14
Overview	15
Group Performance	15
Banking Performance	16
Wealth Management Performance	16
Regional Performance	17
Asset Quality	17

Section 4 - Group Profitability and Capital	21
Profitability	22
Net Operating Income	22
Net Interest Income	22
Net Life Insurance Income	23
Other Operating Income	24
Operating Expenses	24
Income Tax Expense	25
Significant Items	26
Capital and Performance Measures	28
Economic Value Added (EVA)	28
Capital Position	29

Section 5 - Divisional Performance Analysis	30
Total Banking	31
Retail Banking	32
Financial Services Australia	33
Financial Services Europe	36
Financial Services New Zealand	40
Corporate & Institutional Banking	43
Wealth Management	46
Other (incl. Group Funding & Corporate Centre)	56

Section 6 - Detailed Financial Information	58
1. Performance Summary by Division	59
2. Net Interest Income	63
3. Net Interest Margins & Spreads	64
4. Average Balance Sheet & Related Interest	67
5. Gross Loans & Advances	72
6. Net Life Insurance Income	75
7. Revenue	76
8. Expenses	78
9. Full Time Equivalent Employees	80
10. Doubtful Debts	81
11. Asset Quality	82
12. Income Tax Reconciliation	84
13. Significant Items	86
14. Exchange Rates	87
15. Capital Adequacy	89
16. Cash Earnings per Share	92
17. Risk Management	93
18. International Financial Reporting Standards	95
Non-GAAP financial measures	98
Alphabetical Index	100

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937
ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 10 November 2004

‘Rebuilding the National’

Our 2004 Full Year Results

Announcing the full year result, National Australia Bank Chief Executive, John Stewart, said the 15 per cent fall in cash earnings to $3.46 billion in 2004 was a poor result and unacceptable for the National and its shareholders.

Mr Stewart said there were encouraging performances in some businesses such as New Zealand and Wealth Management, but that underlying financial trends across the Group were disappointing.

 “The two key drivers of the overall result were flat revenue and unsustainable cost growth,” Mr Stewart said.  “Net operating income increased by a little over one per cent while operating expenses increased by over seven per cent. In simple terms, cash earnings fell because we have been carrying too much baggage.

“However, the results reflect deeper problems that have been accumulating for several years. There are four key problems that have adversely affected the National’s performance:

•          A very complex and costly business structure;

•          Restrictive policies and practices that restrain our customer efforts;

•          Poor compliance processes; and

•          Lack of a clear cultural framework.

“Over several years, organisational complexity has increased the underlying cost structure of the business and adversely affected the ability of management to plan accurately and focus on our key business drivers,” Mr Stewart said.  “It also made it more difficult to respond to regulatory requirements and new accounting standards.

“A silo approach to doing business also restricted our ability to meet all the financial services needs of our customers, and complex and overly tight lending policies resulted in us missing good business opportunities.

“A lack of compliance adversely affected relationships with regulators and dealing with the consequences distracted management from running the business.

“Finally, the lack of a clear cultural framework, over-reliance on voluntary culture change programs, and lack of visible leadership undermined employee morale and productivity which damaged customer relationships.”

Mr Stewart said the new Board and management team had started the process of rebuilding the National and were confident that we are on track to improve our performance and reputation.

He warned, however, that there were no quick fixes for the underlying problems affecting performance and it would take some time to rebuild the National.

“We are tackling the fundamental problems affecting performance,” he said.  “We are putting in place the foundations for the new National including a new structure, greater customer focus, improved compliance processes and a structured culture change program.

“We have started to strip out complexity in the business to reduce cost, including a smaller corporate centre in Melbourne and the legal entity merger of Clydesdale Bank and Yorkshire Bank in the United Kingdom.

“We are eliminating the silo approach to doing business in Australia by merging the retail bank and wealth management business into one business.  We are developing processes to help our staff deliver integrated financial services for our customers.  Business bankers have been put back into the field, unnecessary credit restrictions are being removed and lending delegations have been revised to help our people support the growth plans of our customers.

“We are over-hauling our risk management policies and practices and are working hard to meet the requirements of regulators in all markets in which we operate.

“Most importantly, there has been fundamental Board renewal in line with the promises made by the Chairman at the start of the year and we have appointed a new executive leadership team at the National.

“We have developed a new set of corporate principles that have defined proof points that will demonstrate how successful we are at embedding changed behaviours amongst employees.  This year we have also introduced a performance scorecard for all employees that include specific performance indicators and quality gates that monitor outcomes against compliance and behaviours.”

Outlook

Mr Stewart said stable conditions are expected to provide a favourable business environment over the next 12 months.

“Dealing with the poor practices of the past and new business initiatives in each region will contribute to improved performances over time,” he said. “However, much of the expenditure is locked-in and it will take time before the results of the changes to our processes and improvements to service levels take effect.

“We expect our earnings decline to bottom in the first half of 2005 and return to an acceptable growth profile over the second half and into 2006. On this basis, it is currently expected that the existing dividend should be maintained in the first half of 2005.

“We will provide further detail on the performance outlook for the remainder of 2005 at the half year results when we have further advanced our strategies, developed detailed implementation plans and evaluated the pace at which early benefits are being realised.”

For further information:

Brandon Phillips	Callum Davidson
Group Manager	Head of Group Investor Relations
Group Corporate Relations	03 8641 4964 work
03 8641 3857 work	0411 117 984 mobile
0419 369 058 mobile

Samantha Evans	Hany Messieh
Group Communications Adviser	Manager, Group Investor Relations
Group Corporate Relations	03 8641 2312 work
03 8641 4982 work	0414 446 876 mobile
0404 883 509 mobile

Or visit www.nabgroup.com

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SECTION 2

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

FINANCIAL SUMMARY

REPORTING FORMAT

Reporting Structure

To assist with the interpretation of the Group’s results, earnings are reported under the following structure:

•      Retail Banking, which comprises:

•     Financial Services Australia (FSA)

•     Financial Services Europe (FSE)

•     Financial Services New Zealand (FSNZ);

•      Corporate & Institutional Banking (CIB);

•      Other (including Group Funding & Corporate Centre); and

•      Wealth Management (WM).

In August 2004 the Group announced a number of changes to the structure of its business operating model. The new business operating model will be managed along regional lines and will be effective from 1 October 2004. In future reporting periods, the Group’s results will be reported along these regional lines.

Prior Period Comparatives

At 30 September 2001 through to 31 March 2004, a certain Australian exposure was classified as performing. However, the classification of this exposure as non-accrual during this period is now considered more appropriate. The balance of this exposure including accrued interest was $263 million at 31 March 2004 and $254 million at 30 September 2003. Refer to note 11.

The Group has revised its data collection procedures used to establish its 90 day past due exposures (ie. loans that are well-secured loans and accrue interest, but are in arrears 90 days or more). This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’, and are in arrears 90 days or more. On this basis, comparative information at 30 September 2003 and 31 March 2004 has been restated to include additional past due 90-day loans of $386 million and $392 million respectively.

Risk-weighted assets for prior periods have been restated. The revision primarily relates to New Zealand and the reporting of unutilised limits in Corporate & Institutional Banking and to capture additional retail lending products. Certain categories of residential mortgages across risk weightings were also reclassified. This amounted to $1,438 million at 31 March 2004 and $1,901 million at 30 September 2003. Refer to note 15.

A change has been made to the classification of interest income/expense in relation to certificates of deposit, such that these amounts are recorded gross, rather than net as part of interest expense. The amount of the misclassification in relation to the half year to March 2004 was $109 million and the year to September 2003 was $78 million. Refer to note 4.

A change has been made to the classification of average interest-bearing liabilities between categories on the average balance sheet. This has been undertaken to improve the consistency between the classification of categories between the Summary of Financial Position (spot) and the Average Balance Sheet. The gross up of trading derivatives (non-Australian) in the average balance sheet has been revised, resulting in a change in total average assets. Refer to note 4.

The nature of these reclassifications have been fully disclosed in the release to ASX dated 3 November 2004. Please refer to the National’s website at www.nabgroup.com for a copy of this announcement.

Cash Earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Group are based on after-tax cash earnings (excluding significant items). Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio. Cash earnings is explained in detail in the ‘Non-GAAP financial measures’ section - refer page 98 for details, and a reconciliation of cash earnings to net profit appears on page 9.

Diluted Cash Earnings per Share

Management use growth in diluted cash earnings per share (EPS) as a key indicator of performance as this takes full account of the impact of the exchangeable capital units (ExCaps) and provides a consistent basis for year on year comparison moving forward. The potential conversion of ExCaps has a dilutive impact on earnings per share, which varies from year to year depending on conversion.

Under the terms of the ExCaps the National has the option to require the exchange of all, but not part, of the ExCaps at any time for 7 7/8% convertible non-cumulative preference shares of the National. Holders of the ExCaps or the convertible non-cumulative preference shares have the option to exchange their holding for ordinary shares of the National (or at the National’s option, cash) at a specified date and the National also has the right to redeem, all or part of the convertible non-cumulative preference shares, under a special offer at any time after 19 March, 2007, with the prior consent of APRA.

A complete reconciliation of the calculation of diluted cash earnings per share appears in note 16.

DIVISIONAL PERFORMANCE SUMMARY

	Note	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
		Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Cash earnings (1)
Retail Banking
Financial Services Australia	1	877	999	(12.2)	1,876	1,871	0.3
Financial Services Europe	1	290	308	(5.8)	598	897	(33.3)
Financial Services New Zealand	1	171	158	8.2	329	311	5.8
Retail Banking		1,338	1,465	(8.7)	2,803	3,079	(9.0)
Corporate & Institutional Banking (2)	1	243	375	(35.2)	618	877	(29.5)
Other (incl. Group Funding and Corporate Centre) (2)	1	(65)	(117)	44.4	(182)	(77)	large
Total Banking		1,516	1,723	(12.0)	3,239	3,879	(16.5)
Wealth Management operating profit (2) (3)	1	188	221	(14.9)	409	374	9.4
Cash earnings before significant items and distributions		1,704	1,944	(12.3)	3,648	4,253	(14.2)
Distributions		(93)	(94)	1.1	(187)	(183)	(2.2)
Cash earnings before significant items		1,611	1,850	(12.9)	3,461	4,070	(15.0)
Weighted av no. of ordinary shares (million)	16	1,525	1,505	(1.3)	1,515	1,516	0.1
Cash earnings per share before significant items (cents)	16	105.6	122.9	(14.1)	228.5	268.5	(14.9)
Diluted cash earnings per share before significant items (cents)	16	104.9	121.1	(13.4)	226.0	262.3	(13.8)
Reconciliation to net profit
Cash earnings before significant items		1,611	1,850	(12.9)	3,461	4,070	(15.0)
Adjusted for:
Significant items after tax	13	(511)	127	large	(384)	—	large
Cash earnings after significant items		1,100	1,977	(44.4)	3,077	4,070	(24.4)
Adjusted for:
Net profit/(loss) attributable to outside equity interest		311	63	large	374	(8)	large
Distributions		93	94	1.1	187	183	(2.2)
Wealth Management revaluation profit/(loss)		(132)	148	large	16	(200)	large
Goodwill amortisation		(50)	(53)	5.7	(103)	(98)	(5.1)
Net profit		1,322	2,229	(40.7)	3,551	3,947	(10.0)
Net (profit)/loss attributable to outside equity interest		(311)	(63)	large	(374)	8	large
Net profit attributable to members of the Company		1,011	2,166	(53.3)	3,177	3,955	(19.7)
Distributions		(93)	(94)	1.1	(187)	(183)	(2.2)
Earnings attributable to ordinary shareholders		918	2,072	(55.7)	2,990	3,772	(20.7)

(1)    Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ on page 98 for a complete discussion of cash earnings.

(2)    Cash earnings after outside equity interest.

(3)    Refers to net profit generated through the Wealth Management operations. It excludes revaluation profit/(loss) after tax.

GROUP PERFORMANCE SUMMARY

	Note	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03

		Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Banking (1)
Net interest income	2	3,540	3,519	0.6	7,059	7,302	(3.3)
Other operating income (1) (2)	7	1,952	2,044	(4.5)	3,996	4,277	(6.6)
Banking net operating income (1)		5,492	5,563	(1.3)	11,055	11,579	(4.5)

Wealth Management
Net interest income	2	66	66	—	132	117	12.8
Net life insurance income (3)	6	557	455	22.4	1,012	444	large
Other operating income (2)	7	423	412	2.7	835	733	13.9
Net operating income		6,538	6,496	0.6	13,034	12,873	1.3

Banking operating expenses (1)	8	(3,115)	(2,800)	(11.3)	(5,915)	(5,548)	(6.6)
Wealth Management operating expenses (4)	8	(461)	(436)	(5.7)	(897)	(806)	(11.3)
Charge to provide for doubtful debts	10	(254)	(305)	16.7	(559)	(633)	11.7

Cash earnings before tax		2,708	2,955	(8.4)	5,663	5,886	(3.8)

Banking income tax expense (1)	12	(605)	(730)	17.1	(1,335)	(1,512)	11.7
Wealth Management income tax benefit/ (expense)	12	(88)	(218)	59.6	(306)	(129)	large
Cash earnings before significant items, distributions and outside equity interest		2,015	2,007	0.4	4,022	4,245	(5.3)
Wealth Management revaluation profit/(loss) after tax	1	(132)	148	large	16	(200)	large
Goodwill amortisation		(50)	(53)	5.7	(103)	(98)	(5.1)

Net profit before significant items		1,833	2,102	(12.8)	3,935	3,947	(0.3)
Significant items after tax	13	(511)	127	large	(384)	—	large

Net profit		1,322	2,229	(40.7)	3,551	3,947	(10.0)

Net (profit)/loss attributable to outside equity interest
Wealth Management		(307)	(58)	large	(365)	16	large
Corporate & Institutional Banking		(4)	(5)	20.0	(9)	(9)	—
Other		—	—	—	—	1	large
Net profit attributable to members of the Company		1,011	2,166	(53.3)	3,177	3,955	(19.7)
Distributions		(93)	(94)	1.1	(187)	(183)	(2.2)
Earnings attributable to ordinary shareholders		918	2,072	(55.7)	2,990	3,772	(20.7)

(1)    Banking refers to Total Banking adjusted for eliminations. Refer to note 1 for further details.

(2)    Other operating income excludes net interest income, net life insurance income and revaluation profit/(loss).

(3)    Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance companies of the Group.

(4)    Operating expenses excludes life insurance expenses incorporated within net life insurance income.

REGIONAL PERFORMANCE SUMMARY

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03

	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Cash earnings
Australia
Retail Banking (1)	875	991	(11.7)	1,866	1,854	0.6
Corporate & Institutional Banking	133	199	(33.2)	332	390	(14.9)
Wealth Management	173	190	(8.9)	363	327	11.0
Other	(116)	(181)	35.9	(297)	(146)	large
Total Australia	1,065	1,199	(11.2)	2,264	2,425	(6.6)
Europe
Retail Banking (1)	292	309	(5.5)	601	899	(33.1)
Corporate & Institutional Banking	24	82	(70.7)	106	253	(58.1)
Wealth Management	3	14	(78.6)	17	26	(34.6)
Other	8	(11)	large	(3)	(104)	97.1
Total Europe	327	394	(17.0)	721	1,074	(32.9)
New Zealand
Retail Banking (1)	171	165	3.6	336	326	3.1
Corporate & Institutional Banking	74	59	25.4	133	142	(6.3)
Wealth Management	6	5	20.0	11	2	large
Other	(37)	(11)	large	(48)	(11)	large
Total New Zealand	214	218	(1.8)	432	459	(5.9)
United States
Corporate & Institutional Banking	5	17	(70.6)	22	48	(54.2)
Other	62	77	(19.5)	139	165	(15.8)
Total United States	67	94	(28.7)	161	213	(24.4)
Asia
Corporate & Institutional Banking	7	18	(61.1)	25	44	(43.2)
Wealth Management	6	12	(50.0)	18	19	(5.3)
Other	18	9	large	27	19	42.1
Total Asia	31	39	(20.5)	70	82	(14.6)
Cash earnings before significant items and distributions	1,704	1,944	(12.3)	3,648	4,253	(14.2)

(1)    Regional Retail Banking results differ from Financial Services Australia, Europe and New Zealand primarily due to the inclusion of the global fleet management business units within Financial Services Australia.

Refer to the Divisional Performance Summary on page 9 for a reconciliation of cash earnings before significant items and distributions to net profit.

SUMMARY OF FINANCIAL POSITION

		As at			Change on
	Note	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
		$m	$m	$m	%	%

Assets
Cash and other liquid assets		8,080	11,641	8,405	(30.6)	(3.9)
Due from other financial institutions		23,494	20,200	29,234	16.3	(19.6)
Due from customers on acceptances		16,344	14,988	19,562	9.0	(16.5)
Trading securities		24,248	25,691	23,724	(5.6)	2.2
Trading derivatives		17,939	24,352	23,644	(26.3)	(24.1)
Available for sale securities		4,610	2,794	6,513	65.0	(29.2)
Investment securities		11,513	7,099	8,647	62.2	33.1
Investments relating to life ins. business		41,013	37,982	35,846	8.0	14.4
Loans and advances		247,836	233,987	225,735	5.9	9.8
Shares in entities and other securities		158	867	1,445	(81.8)	(89.1)
Regulatory deposits		177	436	225	(59.4)	(21.3)
Property, plant and equipment		2,257	2,483	2,498	(9.1)	(9.6)
Income tax assets		1,367	1,248	1,203	9.5	13.6
Goodwill		632	682	740	(7.3)	(14.6)
Other assets		11,641	11,130	10,050	4.6	15.8
Total assets		411,309	395,580	397,471	4.0	3.5

Liabilities
Due to other financial institutions		42,044	43,968	52,530	(4.4)	(20.0)
Liability on acceptances		16,344	14,988	19,562	9.0	(16.5)
Trading derivatives		16,150	21,046	21,479	(23.3)	(24.8)
Deposits and other borrowings		220,752	210,624	201,194	4.8	9.7
Life insurance policy liabilities		36,134	34,059	32,457	6.1	11.3
Income tax liabilities		1,178	1,238	1,537	(4.8)	(23.4)
Provisions		1,129	1,143	1,262	(1.2)	(10.5)
Bonds, notes and subordinated debt		32,573	25,204	24,257	29.2	34.3
Other debt issues		1,612	1,693	1,743	(4.8)	(7.5)
Other liabilities		13,627	13,707	14,239	(0.6)	(4.3)
Net assets		29,766	27,910	27,211	6.6	9.4

Equity
Ordinary shares		7,271	6,029	6,078	20.6	19.6
Preference shares		—	—	730	—	large
National Income Securities		1,945	1,945	1,945	—	—
Trust Preferred Securities		975	975	975	—	—
Contributed equity	15	10,191	8,949	9,728	13.9	4.8
Reserves	15	2,034	784	893	large	large
Retained profits	15	13,675	14,619	13,786	(6.5)	(0.8)
Total equity parent entity interest		25,900	24,352	24,407	6.4	6.1

Outside equity interest in controlled entities	15
Wealth Management		3,866	3,385	2,614	14.2	47.9
Corporate & Institutional Banking		—	173	190	large	large
Total equity		29,766	27,910	27,211	6.6	9.4

GROUP KEY PERFORMANCE MEASURES

		Half Year to		Year to
	Note	Sep 04	Mar 04	Sep 04	Sep 03

Shareholder measures
EVA® ($ million) (1)		639	978	1,617	2,259
Earnings per share (cents)
Cash earnings per ordinary share before significant items (2)	16	105.6	122.9	228.5	268.5
Diluted cash earnings per share before significant items (2)	16	104.9	121.1	226.0	262.3
Cash earnings per ordinary share after significant items (2)		71.7	131.4	203.1	268.5
Earnings per ordinary share before significant items		93.5	129.2	222.7	248.8
Earnings per ordinary share after significant items		59.6	137.7	197.3	248.8
Weighted average ordinary shares (no. million)	16	1,525	1,505	1,515	1,516
Weighted average diluted shares (no. million)	16	1,591	1,574	1,581	1,586
Dividends per share (cents)		83	83	166	163
Performance (after non-cash items) (3)
Return on average equity before significant items		13.1%	18.8%	15.8%	18.3%
Return on average equity after significant items		8.4%	20.0%	14.0%	18.3%
Return on average assets before significant items		0.70%	0.96%	0.83%	0.96%
Net interest income
Net interest spread	3	1.92%	1.95%	1.94%	2.18%
Net interest margin	3	2.29%	2.40%	2.35%	2.53%
Profitability (before significant items)
Cash earnings per average FTE ($’000)		74	86	80	95
Banking cost to income ratio (4)		57.3%	50.9%	54.1%	48.4%

		As at
		Sep 04	Mar 04	Sep 03
Capital
Tier 1 ratio	15	7.34%	7.43%	7.76%
Tier 2 ratio	15	4.26%	2.92%	3.27%
Deductions	15	(1.02)%	(1.05)%	(1.41)%
Total capital ratio	15	10.58%	9.30%	9.62%
Adjusted common equity ratio	15	5.30%	5.33%	4.92%
Assets ($bn)
Gross loans and acceptances		269	253	249
Risk-weighted assets	15	287	278	254
Off-balance sheet assets ($bn)
Funds under management and administration		81	77	73
Assets under custody and administration		432	397	311
Asset quality
Gross non-accrual loans to gross loans and acceptances	11	0.46%	0.57%	0.65%
Net impaired assets to total equity (parent entity interest)	11	3.5%	4.1%	5.0%
General provision to risk-weighted assets	11	0.74%	0.64%	0.71%
Specific provision to gross impaired assets	11	32.3%	33.5%	28.3%
General and specific provisions to gross impaired assets	11	198.1%	157.8%	138.0%
Other information
Full-time equivalent employees (no.)	9	43,517	43,282	42,540

(1)    Economic Value Added (EVA®) is a registered trademark of Stern Stewart & Co. Refer pages 28 and 99 for further details.

(2)    Cash earnings attributable to ordinary shareholders excludes revaluation profits/(losses) after tax and goodwill amortisation.

(3)    Includes non-cash items, ie. revaluation profits/(losses) after tax and goodwill amortisation.

(4)    Total Banking cost to income ratio is before eliminations (refer note 1). Costs include total expenses excluding significant items, goodwill amortisation, the charge to provide for doubtful debts and interest expense. Income includes total revenue excluding significant items and net of interest expense. Refer to ‘Non-GAAP financial measures’ for a complete discussion of the cost to income ratio on page 98.

SECTION 3

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

GROUP PERFORMANCE OVERVIEW

OVERVIEW (1)

Group performance

Year to 30 September 2004

Whilst economic conditions were reasonable in each of the National’s markets, the Group result for the year was poor.

Cash earnings before significant items of $3,461 million decreased 15.0% from the prior year result of $4,070 million. The strength of the Australian dollar has reduced the contribution from offshore operations and this has particularly affected earnings in Australian dollar terms from Financial Services Europe and Corporate & Institutional Banking. At constant exchange rates, cash earnings before significant items decreased 13.0%.

Performance was impacted by a range of factors with a deterioration in underlying operating performance in major areas of the business:

•                  a 6.6% decline in earnings for Australia;

•                  a 32.9% decline in earnings for Europe;

•                  a 29.5% decline in earnings for Corporate & Institutional Banking (excluding the foreign currency options trading losses, which are shown as a significant item).

Further details are discussed below.

Net profit attributable to members of the Company of $3,177 million was 19.7% below the prior year. This included a breakeven Wealth Management revaluation outcome compared with the prior year loss of $200 million.

Cash earnings after significant items of $3,077 million was 24.4% below the prior year. This included the following (after-tax) significant items which resulted in a loss of $384 million:

•                  foreign currency options trading loss $(252) million;

•                  writedown of impaired application software $(307) million;

•                  increase in the general provision for doubtful debts of $(204) million;

•                  profit on sale of strategic shareholdings $315 million; and

•                  reversal of HomeSide provision $64 million.

Diluted cash earnings per share before significant items decreased 36 cents (13.8%) from 262 cents to 226 cents.

Diluted cash earnings per share before significant items (cents)

The full year dividend has increased 3 cents to 166 cents per share compared with the prior year and will be 100% franked.

The major components of the result, discussed further below, are:

•                  a 16.5% deterioration in cash earnings from Total Banking; and

•                  a 9.4% improvement in Wealth Management’s results (before revaluation profit/loss).

(1)    Unless otherwise specified, the discussion on the following three pages relates to results before significant items. For a reconciliation to net profit refer to page 9.

Half year to 30 September 2004

Cash earnings before significant items of $1,611 million decreased 12.9% on the March half year. This was consistent with the guidance provided to the market in July 2004 when the Group advised that September half cash earnings were expected to be 10% to 15% lower than the March half.

Total Banking cash earnings were 12.0% lower and Wealth Management operating profit after tax was 14.9% lower than the March half. In line with the full year results, the major second half performance deteriorations were in Australia, Europe and Corporate & Institutional Banking.

Cash earnings after significant items of $1,100 million for the half year were 44.4% lower than the March half.

The September half included a $307 million after-tax writedown of impaired application software and a $204 million after-tax charge to provide for doubtful debts which have been classified as significant items, compared with significant items in the March half of positive $127 million.

Banking performance

Total Banking includes Retail Banking, Corporate & Institutional Banking and Other (including Group Funding & Corporate Centre). It excludes Wealth Management.

Banking operations generated $3,239 million of total Group cash earnings, a decrease of 16.5% on the prior year, or 13.3% at constant exchange rates. Income decreased by 1.7% with a flat outcome for Retail Banking and a 7.4% reduction in Corporate & Institutional Banking. Expense growth was excessive, as pension fund expenses, particularly in Europe, grew significantly and other expenses grew 8.1%. The charge to provide for doubtful debts was 9.3% lower due to a decline in specific provisions and flat general provisions.

Banking cash earnings decreased 12.0% on the March 2004 half year. At constant exchange rates cash earnings decreased 13.6%. This also reflected lower income levels and higher expenses, partly offset by lower specific provisioning charges.

The 2004 efficiency targets established under Positioning for Growth (PfG) are set out below.

		Half Year to
Cost to income ratio by banking division	2004 Target	Sep 04	Mar 04	Sep 03
		%	%	%
Financial Services Australia	46.0	50.8	45.0	45.8
Financial Services Europe (excluding pension costs)	48.0	59.8	55.1	51.4
Financial Services Europe (including pension costs)		65.5	61.5	54.7
Financial Services New Zealand	48.0	50.8	49.6	49.7
Corporate & Institutional Banking	36.0	60.3	41.4	38.7
Total Banking (including pension fund expense)		57.3	50.9	49.6

This clearly represents an unsatisfactory performance. The move to a regional structure is in part a response to this, and is designed to create clearer accountability for the end-to-end value chain aligned to a customer perspective, resulting in improved revenue and cost performance.

Wealth Management performance

Wealth Management reported an operating profit of $409 million growing 9.4% from the 2003 year. This result was underpinned by the performance of both the Insurance business up 11.8% and the Investments business up 33.1%. Average funds under management and administration grew $8.1 billion, or 11.9%, over the year, reflecting improved investment market conditions and strong wholesale sales, which offset more subdued retail sales in Australia. Improved equity market performance contributed to higher earnings on shareholders’ retained profits and capital. However, overall results were depressed by prior year adjustments of $50 million, primarily in the second half of the year.

Wealth Management efficiency targets	2004 Target	Year to
		Sep 04	Sep 03
Cost to premium income ratio (%) (1)	21	18	20
Cost to funds under management (basis points) (2)	65	56	60

(1)            Excludes volume-related expenses

(2)            Excludes the NAFiM investor compensation and enforceable undertakings and volume-related expenses.

Regional performance

Full year cash earnings for Australia were down 6.6%, with Retail Banking flat, Corporate & Institutional Banking down 14.9%, Wealth Management up 11.0% and increased deficits in Group Funding and Corporate Centre. In the September half, results in Retail Banking and Corporate & Institutional Banking continued to decline and Wealth Management was adversely impacted by a $40 million prior year adjustment impacting policyholder liabilities.

European cash earnings declined 32.9% (26.8% before exchange rate movements) from the previous year. Retail Banking income levels fell (primarily in the first half) and costs increased with the impact of defined benefit pension fund expense growth, investment in the business and regulatory projects. Corporate & Institutional Banking results deteriorated significantly, particularly in the second half, with lower Markets risk and trading income and reduced Specialised Finance deal flows.

New Zealand, United States and Asian cash earnings all declined, reflecting shortfalls in Corporate & Institutional Banking results.

Asset Quality

The credit environment in which the National operates in has continued to remain favourable notwithstanding that in the past twelve months interest rates have tightened.

During the September 2004 year the Group’s lending portfolio remained largely secured and/or in the highest credit quality bandings of the Group’s internal risk rating system. Offshore impaired credit exposures reduced. The trends observed in the asset quality of the Group’s portfolio include:

•                                          reductions in the level of non-accrual loans;

•                                          continued improvement in the credit rating of customers across the Group’s portfolio;

•                                          increase in the security/collateral coverage across the business;

•                                          low net write offs; and

•                                          the level of 90 days past due loans has increased following the revision of data collection procedures and definitional differences arising from the consolidation of all mortgage loans onto the National’s primary banking system.

The Group has re-classified a large Australian exposure as non-accrual from September 2001. Details are below.

Asset composition

Housing loans are the largest product in the Group’s lending portfolio and comprise 47% of total loans (an increase from 44% at 30 September 2003). The Australian operations hold 61% of the Group’s total loan portfolio.

Credit policy and strategic framework

The Group maintains a credit policy and sets appropriate credit standards that aim to:

•                      Support the credit risk appetite of the National’s business units;

•                      Manage asset quality by ensuring customers are rated in accordance with policy and the applicable customer rating system;

•                      Identify loans showing signs of deteriorating credit quality via early warning indicators, which include two internal categories, ‘watch’ or ‘substandard’. This enables pro-active management of these exposures;

•                      Manage a limit framework covering country, industry and individual exposures; and

•                      Provide information to the Board Risk Committee and executive management on asset quality and credit policy compliance.

Non-accrual loans

The National has re-classified an exposure for one large client from 90 days past due to non-accrual over the period from 30 September 2001 to 31 March 2004.

This has increased the balance of non-accrual loans by $207 million at 30 September 2001 rising to $263 million at 31 March 2004. The balance at 30 September 2004 of $226 million reflects the write back of $38 million of previously capitalised interest to the profit and loss during the September 2004 half-year.

Inclusive of the restatement, the level of gross non-accrual loans has decreased from $1,633 million at 30 September 2003 to $1,230 million at 30 September 2004.

Since 31 March 2004 there has been a large reduction in non-accrual loans through a program to exit impaired exposures in the United States power and utility sector. This was performed through asset sales for US$162 million with a low impact on write-offs. The level of non-accrual loans in the United States as a proportion of gross loans and acceptances has decreased from 10.32% at 31 March 2004 to 4.32% at 30 September 2004.

Accruing loans past due – 90 days or more

90 day past due loans are well secured loans that accrue interest, but are in arrears 90 days or more. These loans are not classified as impaired assets.

The Group has revised its data collection procedures used to establish its 90 day past due exposures.

This process now includes loans that are identified by the internal categories, ‘watch’ or ‘substandard’, and are in arrears 90 days or more. One large Australian 90 day past due exposure of $204 million was settled in October 2004.

The consolidation of all mortgage loans onto the National’s primary banking system has also given rise to an increase in 90 days past due loans as a result of definitional differences between the systems. 90 day past due loans at 30 September 2003 and 31 March 2004 have been restated to reflect the revised data collection process and definitions.

Trends in the level of secured lending

At the Retail Business Banking level the Group continues to focus on building and retaining its core of well-secured customers. The level of well-secured business increased from 64% at 31 March 2004 to 66% at 30 September 2004.

The Group considers a loan to be well secured when it is allocated a lending category A or B.

•                  Category A applies to facilities where Bank security is greater than 142% of the facility.

•                  Category B applies to facilities where Bank security is greater than 100% of the facility, but less than 142% of the facility.

Trends in the ratings of exposures

Business and Corporate & Institutional Banking exposures in the 1-6 band of internal risk ratings have increased by 1% since 30 September 2003 to 76% at 30 September 2004.

A rating of 1 represents the highest level of credit quality. The lowest level of credit quality is assigned a rating of 16.

Provisioning coverage

The total provision to impaired assets has improved from 138% at 30 September 2003 to 198% at 30 September 2004. The coverage ratios have been negatively impacted by the re-classification of the previously mentioned Australian exposure to non-accrual status. The improvement in the ratio is mostly due to a reduction in the level of non-accrual loans during the year, but has also been impacted by the increase in the general provision. Total provisions as a proportion of net write-offs have improved to provide a level of cover of 4.2 times at 30 September 2004.

The level of general provision to risk-weighted assets has similarly increased since 31 March 2004 using both the standard and internal methods of calculation.

Net write offs

The Group incurred lower net write offs compared to the previous two years both in absolute terms and as a percentage of gross loans and acceptances. The majority of net write-offs were incurred in Australia with $311 million, followed by Europe with $227 million.

Consumer Portfolio

The definitional differences on the transition of home loans from the previous servicing system has caused a moderate increase in the 90-day delinquency rate over the three months to 30 September 2004. The increase in delinquency rates is unlikely to impact loss rates because of the sound security coverage in the housing portfolio.

The series break in the chart below is a result of changes made to systems in June 2003 to align to a Basel definition of default.

Loss rates have declined over the past 12 months. The loss rates are at historically low levels and are unlikely to reduce further because of the recent flattening in housing prices.

Unsecured personal lending comprises around 8% of the total consumer portfolio. 90-day delinquency rates and loss rates on the unsecured portfolio (ie. cards and personal lending) remain stable.

SECTION 4

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

GROUP PROFITABILITY AND CAPITAL

PROFITABILITY

Net Operating Income

Group net operating income increased 1.3% from the prior year, with a 0.6% increase in the September 2004 half compared to the March 2004 half.

Net Interest Income

Banking net interest income fell 3.3% from the prior year and increased 0.6% in the second half. This decrease reflects continued strong growth in housing loans, offset by continued pressure on margins and reduced net interest income within Corporate & Institutional Banking’s Markets and Specialised Finance divisions.

Volumes by Division

	Half Year to		Fav/ (Unfav) Change on Mar 04 Ex FX%(2)	Year to		Fav/ (Unfav) Change on Sep 03 Ex FX%(2)

Average interest-earning assets (1)	Sep 04	Mar 04		Sep 04	Sep 03
	$bn	$bn		$bn	$bn
Financial Services Australia	128.0	122.1	4.8	125.1	110.9	12.8
Financial Services Europe	50.9	46.2	3.9	48.5	48.6	5.7
Financial Services New Zealand	24.2	22.2	6.4	23.2	20.7	13.4
Retail Banking	203.1	190.5	4.8	196.8	180.2	11.0
Corporate & Institutional Banking	104.4	102.3	(1.2)	103.3	107.4	1.1
Other	6.3	6.4	0.6	6.4	5.7	14.8
Group average interest-earning assets	313.8	299.2	2.6	306.5	293.3	7.5

(1)       Interest-earning assets exclude intercompany balances.

(2)       Change expressed at constant foreign exchange rates.

Net interest margin

Year to 30 September 2004

Group net interest margin declined 18 basis points during the year from 2.53% to 2.35%. During the second half, the net interest margin declined 11 basis points from 2.40% to 2.29%.

Margin decline primarily occurred in:

•                  Retail Banking, primarily due to the mix effect of the strong growth in mortgages and in lower margin fixed rate lending; and

•                  Corporate & Institutional Banking, primarily due to reduced contributions from Markets and Specialised Finance.

Within Retail Banking the 13 basis point decline in contribution to the Group margin is due to a decline in margin across all regions – Australia, Europe and New Zealand.

The absolute decline in Financial Services Australia’s margin of 33 basis points is mainly due to:

•                  continued growth in home loans, including an increase in loans from the Third Party Business channel;

•                  unfavourable lending margins, primarily fixed rate housing lending;

•                  unfavourable deposit mix, reflecting growth in lower margin variable rate deposits at the expense of higher margin traditional passbook accounts;

•                  retail deposits growing at a slower rate than interest-earning assets; and

•                  the prevailing interest rate environment with unfavourable basis risk.

The absolute decline in Financial Services Europe’s margin of 27 basis points is primarily due to growth in housing and SME lending and realigning product pricing in line with the market. The margin on these products is below the average existing margin. Other factors contributing to the margin reduction include an unfavourable interest rate environment and reduced contribution from core free funds. The decline in margin due to the change in product mix has previously been flagged by management. This is consistent with the strategy of re-positioning this business to meet the competitive environment.

The absolute decline in Financial Services New Zealand’s margin of 13 basis points reflects competitive pressure, especially for housing, combined with unfavourable product mix as customers moved to lock in fixed rate products in a low but rising interest rate environment. In addition, the lower official cash rate earlier in the year put downward pressure on retail deposit margins. However, in the September half retail deposit margins strengthened as the official cash rate rose, resulting in a 4 basis point improvement in the net interest margin.

The absolute decline in Corporate & Institutional Banking’s margin of 12 basis points primarily reflects a reduced contribution from the Markets’ division due to lower trading income, resulting from a benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange markets. The margin was also negatively impacted by the reversal of prior period capitalised interest on a large exposure which has been re-classified as a non-accrual loan.

Net Life Insurance Income

The Group reports its results in accordance with Australian Accounting Standard AASB 1038 “Life Insurance Business” (AASB 1038). AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results.

Net life insurance income is the profit before tax excluding net interest income of the life insurance statutory funds of the life insurance companies of the Group. As the tax expense/benefit is attributable primarily to the policyholders, the movement in net life insurance income should be viewed on an after tax basis. In addition, net life insurance income includes investment revenue attributable to consolidated registered schemes with a corresponding increase in net profit attributable to outside equity interests. The life insurance funds of the life insurance companies conduct superannuation, investment and insurance-related businesses (ie. Protection business including Term & Accident, Critical Illness and Disability insurance and Traditional Whole of Life and Endowment).

	Half Year to		Fav/ (Unfav) Change on Mar 04	Year to		Fav/ (Unfav) Change on Sep 03

	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Net life insurance income	557	455	22.4	1,012	444	large
Interest expense, income tax expense and outside equity interest	(402)	(281)	43.1	(683)	(130)	large
Net profit of life insurance funds after outside equity interest	155	174	(10.9)	329	314	4.8

Net life insurance income after tax has improved 4.8% on the September 2003 year and decreased 10.9% in the second half of 2004. This is primarily due to increased investment revenue reflecting the performance of global equity markets as compared to the September 2003 year, partially offset by an increase in policy liabilities. Fee revenue increased due to higher average funds under management, and higher annual inforce premiums and favourable claims experience contributed to the result. The second half decline reflects the recognition of a prior year adjustment of $40 million.

For a detailed discussion on the results of Wealth Management, including the results of the life businesses (above), as well as the results from non-life businesses, refer pages 46 – 55.

Other Operating Income

Year to 30 September 2004

Total Banking other operating income decreased by 5.8% from the prior year to $4,137 million. At constant exchange rates, other operating income decreased 3.6%, reflecting:

•                  a reduction in money transfer fees;

•                  the inclusion in the September 2003 year of a one-off benefit on the restructure of the hedging swaps on the TrUEPrSSM preference shares and profit on sale of property;

•                  a reduction in trading income as a result of a benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange environments;

•                  the negative impact of the RBA credit card interchange fee reform in Australia effective 1 October 2003;

•                  lower dividend income following the sale of investments;

•                  flat loan fees from banking reflecting solid bill fee growth, offset by the impact of customers using lower cost channels and competitive pricing across regions; and

•                  growth in the Fleet Management and custody businesses following recent acquisitions.

Wealth Management other operating income increased by 13.9% from the prior year, resulting from higher sales and average funds under management increasing brokerage, commission and fee income.

TrUEPrS is a service mark of Merrill Lynch & Co., Inc.

Half year to 30 September 2004

Total Banking other operating income decreased by 3.9% from the March 2004 half, or 5.7% at constant exchange rates, due to:

•                  a significant reduction in trading income;

•                  lower dividend income following the sale of investments in the March half; and

•                  flat loan fees from banking and money transfer fees.

Wealth Management other operating income increased by 2.7% from the March 2004 half, resulting from higher sales and average funds under management increasing brokerage, commission and fee income. Growth in average funds under management was more subdued in the second half.

Operating Expenses

Cost growth in the retail financial services businesses in Australia, Europe and New Zealand was skewed towards the September half year and this is receiving management attention. Highlighted below are some of the more significant factors impacting this growth.

Year to 30 September 2004

Total Banking expenses increased 6.9%, or 9.2% at constant exchange rates, from the prior year to $6,056 million.

The result has been impacted by an increase of 38.6% (at constant exchange rates) in superannuation expense:

•                  increased costs associated with the European defined benefit pension funds. In the year to September 2004 costs of £84 million were incurred (of which £73 million relates to Financial Services Europe), compared to £42 million in the year to September 2003 year; and

•                  a superannuation contribution holiday in Australia reduced pension fund expenses by $28 million in the September 2004 year (primarily in Financial Services Australia).

Total Banking expenses (excluding pension fund expenses) increased 5.9%, or 8.1% at constant foreign exchange rates from the prior year, reflecting:

•                  growth in personnel costs (excluding pensions) of $101 million due to salary increases and growth in staffing levels;

•                  higher occupancy costs of $54 million as a result of annual rent increases and relocation costs;

•                  growth in costs associated with major Group-wide projects - in relation to Basel II of $45 million and IFRS of $46 million;

•                  higher advertising and marketing costs of $55 million, including the sponsorship of the 2006 Melbourne Commonwealth Games;

•                  higher software amortisation of $23 million, including the ISI program; and

•                  higher compliance-related and regulatory costs in Europe.

Wealth Management operating expenses increased 11.3% from the prior year to $897 million due to the full year inclusion of PLUM operating expenses post acquisition in June 2003 and higher brokerage and commission expenses in line with increased trading activity.

Half year to 30 September 2004

Total Banking expenses increased 11.3%, or 8.4% at constant exchange rates, from the March 2004 half to $3,190 million.

The result has been impacted by:

•                  growth in personnel costs (excluding pensions) of $84 million due to salary increases and growth in staffing levels;

•                  higher occupancy costs of $30 million as a result of annual rent increases and the move to Docklands;

•                  higher advertising and marketing costs of $28 million, including the sponsorship of the 2006 Melbourne Commonwealth Games; and

•                  higher compliance and regulatory-related spend, particularly in Europe, partly offset by:

•                  lower software expense due to the writedown of the ISI Program in the March half ($22 million after-tax).

Wealth Management operating expenses increased 5.7% from the March 2004 half, reflecting higher volume-related expenses in line with business growth.

Income Tax Expense

Total Banking’s effective tax rate on cash earnings before significant items has increased from 28.0% in the prior year to 29.1%. This is impacted by the Group’s international activities to which a wide range of tax rates are applied.

Exchangeable capital units capital raising

In February 2004 the National announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2000. The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after-tax), a total of $307 million (after-tax). The ATO is considering its position in respect of interest deductions claimed by the National on its ExCaps for 2001 to 2003. The amount of primary tax relating to these interest deductions is approximately $135 million. If the ATO issues amended assessments in respect of these years it is possible interest and penalties would also apply.

The Group is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged, and no provisions have been raised by the Group.

The Group has paid 50% of the amounts owing under the amended assessments. This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO.

The Group will not tax-effect interest paid on the ExCaps after 1 October 2003 whilst the tax treatment is in dispute. As a result, a permanent difference of $33 million has been recognised in determining income tax expense for the 2004 year.

TrUEPrSSM capital raising

In April 2004 the National announced that it had received amended assessments from the ATO which seek to disallow interest deductions claimed in respect of its TrUEPrSSM capital raising for the years 1999 to 2002. The ATO assessments are for $85 million of primary tax and interest and penalties of $65 million (after-tax), a total of $150 million (after-tax). The ATO is also expected to issue amended assessments for 2003 and 2004 income years and the expected additional primary tax payable for those years is $20 million. If the ATO issues amended assessments in respect of those years it is possible interest and penalties would also apply. No further disputed tax amounts will arise in relation to future years as the TrUEPrSSM were redeemed in January 2004.

The Group is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged, and no provisions have been raised by the Group.

The Group has paid 50% of the amounts owing under the amended assessments. This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO.

New Zealand structured finance transactions

Subsidiaries of the Group have received amended tax assessments from the New Zealand Inland Revenue Department (IRD) with respect to three structured finance transactions entered into in the 1998 and 1999 income years. The amended assessments are for income tax of approximately NZ$36 million, plus interest. The possible application of penalties has yet to be considered by the IRD. In addition, the IRD has also issued amended assessments based on an alternative approach to reassessing the transactions. This alternative approach results in a lower additional tax liability.

The IRD has not yet issued amended assessments for the transactions for income years after 1999. Notwithstanding that, based on the assessments received to date, the maximum sum of primary tax which the IRD might claim for the years after 1999 is approximately NZ$240 million. Interest would be charged in the event that the IRD were to issue amended assessments for this period. Penalties may also be considered by the IRD.

The IRD is also investigating two other transactions in the New Zealand structured finance portfolio, which have materially similar features to those for which the above assessments have been received. Should the IRD take the same position across all of these transactions, the additional primary tax liability would be NZ$111 million, plus interest. Penalties may also be considered by the IRD.

Therefore the total potential tax in dispute for the period to 30 September 2004 is NZ$387 million, plus interest of NZ$86 million (net of tax). As noted above the IRD may also consider imposing penalties.

The Group is confident that its position in relation to the application of the taxation law is correct and it intends to dispute the IRD’s position with respect to these transactions. The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law, and no provisions have been raised by the Group. The transactions are similar to transactions undertaken by other New Zealand banks.

Significant Items

Foreign currency options losses

In January 2004, the National announced that it had identified losses relating to unauthorised trading in foreign currency options of $360 million before tax, or $252 million after tax. This total loss consists of losses arising from the removal of fictitious trades from the foreign currency options portfolio of $185 million and a further loss of $175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004. Included within the total loss is a valuation allowance for long-dated and illiquid trading derivatives in other portfolios of $26 million as at 30 September 2004.

Further details of this matter may be obtained from the Company’s ASX Announcement on 12 March 2004, which is available on the Group’s website at www.nabgroup.com The complete PricewaterhouseCoopers and APRA reports relating to the trading losses are also available on the Group’s website.

Sale of strategic shareholdings

On 28 January 2004, the National sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc. This resulted in a net profit on sale of $315 million after tax, which has been recognised in the September 2004 year.

Writeback of HomeSide provision

During the year to September 2004 the Group wrote back to profit a provision of $64 million. This provision was raised at the date of sale of SR Investment, Inc (the parent entity of HomeSide), in relation to estimated probable costs arising from the sale. At this time the expense was treated as a significant item.

Write-down of impaired application software

During the September half, the Group undertook a detailed review of the carrying value of its software assets which resulted in a charge to the profit and loss of $409 million ($307 million after tax).

The Group ceased its global enterprise resource planning (ERP) strategy supported by its Integrated Systems Implementation (ISI) application software and has indefinitely deferred the implementation of further modules of this software. The software has been written-down by $200 million to its recoverable amount of $87 million as at September 30, 2004. The recoverable amount of the software was determined through the application of a valuation methodology performed by an external party. In performing the assessment, the external party used a number of assumptions based on their industry expertise taking into account the complexity of the software, the cost of building such software and the build environment. The resulting carrying value of the asset represents the recoverable amount of the software that is in use.

Other software with a carrying value of $209 million was identified as fully impaired and was written-off. This related to a range of small software items across all divisions:

$m
Financial Services Australia	59
Financial Services Europe	47
Financial Services New Zealand	8
Corporate & Institutional Banking	17
Wealth Management Europe	60
Wealth Management Australia	18
Total	209

After allowance for the above write-offs, the written down value of software on the balance sheet at 30 September 2004 was $655 million. This is summarised as follows:

				Amortisation period (years)
			$m
Integrated Systems Implementation (ISI) Program			87	5
Europe Front End Replacement Program			110	5
Siebel Customer Relationship Management (CRM) System (Australia)			73	5
Wealth Management Amazon Platform (Australia)			24	3
Group Bank Teller Platform			20	5
Europe System Upgrade to meet Financial Services Authority requirements			17	5
Europe Integration Project			13	5
Europe Chip and Pin			12	5
Sub-Total			356

Other Projects (original cost above $10 million)	- Australia	29		5
	- Europe	10	39	5
Other Projects (original cost less than $10 million)	- Australia	192		3-5
	- Europe	43		3-5
	- New Zealand	25	260	3-5
Total software at 30 September 2004			655

In addition to the above review of the carrying value of software, the Group has also reviewed software amortisation periods and where applicable reduced them to a maximum period of 5 years. Previously, the Integrated Systems Implementation (ISI) Program was amortised over 10 years, and the Group Bank Teller Platform, Siebel Customer Relationship Management (CRM) System (Australia) and Data Warehouse amortised over 8 years.

At this stage, no change in the Group’s minimum software capitalisation threshold of $1 million has been made.

General provision for doubtful debts

During the September 2004 half, the Group reviewed the level of general provision for doubtful debts and the application of the associated statistically-based provisioning methodology, taking into account recent experience, industry practice and emerging developments. As a result, the discount rate in the statistical model has been reduced from the shareholder cost of capital to a rate akin to a risk-free debt rate, resulting in a revision to the accounting estimate of the general provision for doubtful debts as at 30 September 2004.  This discount rate is used to determine the present value of cumulative probability of default rates used for the purpose of loan provisioning.

The effect of this reduction in discount rate and flow-on impact is a revision in accounting estimate of $292 million ($204 million after tax), which will be treated as a significant expense in the current year.

CAPITAL & PERFORMANCE MEASURES

Performance Measures

Economic Value Added (EVA®)

	Half Year to		Fav/ (Unfav) Change on Mar 04	Year to		Fav/ (Unfav) Change on Sep 03

	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Cash earnings before significant items	1,611	1,850	(12.9)	3,461	4,070	(15.0)
Tax rate variance (1)	17	41	(58.5)	58	(7)	large
Imputation credits benefit (2)	321	360	(10.8)	681	727	(6.3)
EVA® net operating profit after tax	1,949	2,251	(13.4)	4,200	4,790	(12.3)

Average shareholders equity	28,550	27,055	5.5	27,802	24,111	15.3
Add average cumulative goodwill amortisation	1,773	1,724	2.8	1,748	1,648	6.1
Add/(deduct) average significant items	256	(64)	large	192	—	large
Deduct average other equity instruments (3)	(6,498)	(6,422)	(1.2)	(6,461)	(3,532)	(82.9)
Deduct average cumulative WM revaluation	(253)	(152)	(66.4)	(202)	(220)	8.2
Average economic capital	23,828	22,141	7.6	23,079	22,007	4.9

Capital charge (4)	(1,310)	(1,273)	(2.9)	(2,583)	(2,531)	(2.1)
EVA®	639	978	(34.7)	1,617	2,259	(28.4)

(1)       Difference between the EVA® tax rate of 30% and the effective tax rate.

(2)       Imputation credits are measured at 70% of Australian tax.

(3)       Other equity instruments are National Income Securities, Trust Preferred Securities, preference share capital and outside equity interest.

(4)       Cost of capital changed from 11.5% per annum to 11.0% per annum, with effect from 1 April 2004.

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business. If the business produces profit in excess of its cost of capital then value is being created for shareholders.

EVA® is used to measure and evaluate the performance of the National’s different operating divisions and is an integral component of incentive compensation, product pricing, assessing investment opportunities and the allocation of resources. Equity is allocated to each business using a risk-adjusted methodology for each division’s credit, market and operational risk.

EVA®‘s net operating profit after tax is based on cash earnings before significant items (using 30% projected tax rate) plus the calculated benefit of imputation credits earned by paying Australian tax. Capital charge is based on the Group’s cost of capital and is applied to a calculated economic capital that is based on average shareholders equity.

The EVA® result for the September 2004 year has declined by 28.4% on the September 2003 year. This reflects the impact of the fall in cash earnings, and the increased capital charge due to retained earnings growth and the dividend re-investment plan. This has led to a reduction in incentive remuneration levels across the Group in respect of the September 2004 year.

EVA® is a registered trademark of Stern Stewart & Co.

Capital Position

Capital ratios are set out below.

	Target	As at
	ratio	Sep 04	Mar 04	Sep 03
	%	%	%	%
ACE	4.75 - 5.25	5.30	5.33	4.92
Tier 1	7.0 - 7.5	7.34	7.43	7.76
Total Capital	10.0 - 10.5	10.58	9.30	9.62

Following a review of the National’s capital targets in the second half of 2004, it was decided to target the adjusted common equity to risk-weighted assets (ACE), Tier One and Total Regulatory Capital ratios, and no longer explicitly target the Core Tier One ratio. The change is to focus the Group on only one core equity ratio, being the ACE ratio, and to manage the mix of hybrid equity within tier one by reference to regulatory and rating agency requirements.

The difference in risk-weighted assets between the standard method calculation and the internal method calculation at 30 September 2004 was $10.2 billion, down from $17.9 billion at 31 March 2004. This reduction was due to the netting of exposures allowable under the standard method, for which there was limited opportunity at 31 March 2004; and a reduction in the underlying market risk, as reflected in a 12% reduction in risk-weighted assets calculated under the internal method, from $3,875 million to $3,410 million.

In addition to regulatory capital ratios, the National uses the ACE ratio as a key capital target. It measures the capital available to support the banking operations, after deducting the Group’s investment in wealth management operations (refer note 15 for further details). The Group’s target range for the ACE ratio is 4.75% to 5.25%. As at 30 September 2004, the ACE ratio was 5.30%, a decrease from 5.33% at 31 March 2004. Refer to note 15 regarding the components of the ACE ratio.

The National achieved its increase in the total capital ratio above 10% through issuing $3.7 billion of subordinated debt in the half year and underwriting the Dividend Reinvestment Plan (DRP) for the interim 2004 dividend. The DRP is maintained and the one-off amendments to the plan for the interim dividend have not been reintroduced. The 0% discount and the 15,000 share cap in place for the final dividend last year continues for the final dividend this year.

The capital position was impacted by the APRA requirement to deduct capitalised expenses from Tier 1 capital. As at 30 September 2004 the relevant capitalised expense amounted to $200 million.

SECTION 5

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

DIVISIONAL PERFORMANCE ANALYSIS

TOTAL BANKING

Total Banking includes Retail Banking, Corporate & Institutional Banking and Other (including Group Funding and Corporate Centre). It excludes Wealth Management.

Performance Summary

	Year to		Fav / (Unfav) Change on Sep 03
Comparison to September 2003 year	Sep 04	Sep 03		Ex FX (1)
	$m	$m	%	%
Net interest income	7,059	7,302	(3.3)	(0.5)
Other operating income (2)	4,137	4,394	(5.8)	(3.6)
Total income	11,196	11,696	(4.3)	(1.7)
Pension fund expense	(275)	(207)	(32.9)	(38.6)
Other operating expenses (2)	(5,781)	(5,458)	(5.9)	(8.1)
Underlying profit	5,140	6,031	(14.8)	(11.9)
Charge to provide for doubtful debts	(557)	(632)	11.9	9.3
Cash earnings before tax	4,583	5,399	(15.1)	(12.2)
Income tax expense	(1,335)	(1,512)	11.7	9.5
Cash earnings before significant items and outside equity interest	3,248	3,887	(16.4)	(13.2)
Net profit attributable to outside equity interest	(9)	(8)	(12.5)	(25.0)
Cash earnings before significant items	3,239	3,879	(16.5)	(13.3)

	Half Year to		Fav / (Unfav) Change on Mar 04
Comparison to March 2004 half	Sep 04	Mar 04		Ex FX (1)
	$m	$m	%	%
Net interest income	3,540	3,519	0.6	(1.9)
Other operating income (2)	2,027	2,110	(3.9)	(5.7)
Total income	5,567	5,629	(1.1)	(3.4)
Pension fund expense	(139)	(136)	(2.2)	2.9
Other operating expenses (2)	(3,051)	(2,730)	(11.8)	(9.0)
Underlying profit	2,377	2,763	(14.0)	(15.6)
Charge to provide for doubtful debts	(252)	(305)	17.4	20.3
Cash earnings before tax	2,125	2,458	(13.5)	(15.0)
Income tax expense	(605)	(730)	17.1	18.2
Cash earnings before significant items and outside equity interest	1,520	1,728	(12.0)	(13.7)
Net profit attributable to outside equity interest	(4)	(5)	20.0	20.0
Cash earnings before significant items	1,516	1,723	(12.0)	(13.6)

Key Performance Measures

	Half Year to		Year to
	Sep 04	Mar 04	Sep 04	Sep 03
Performance & profitability
Cost to income ratio	57.3%	50.9%	54.1%	48.4%

(1)          Change expressed at constant exchange rates.

(2)          Total Banking is before inter-divisional eliminations.

RETAIL BANKING

The regional Retail Banking Divisions include the business, agribusiness and consumer financial services retailers, as well as cards, payments and leasing units together with supporting Customer Service and Operations. These operate in Australia, Europe and New Zealand. They exclude Wealth Management, Corporate & Institutional Banking and Other (including Group Funding & Corporate Centre).

	Year to		Fav / (Unfav) Change on Sep 03
Comparison to September 2003 year	Sep 04	Sep 03		Ex FX (1)
	$m	$m	%	%
Net interest income	6,385	6,497	(1.7)	0.5
Other operating income (2)	3,156	3,217	(1.9)	(0.1)
Total income	9,541	9,714	(1.8)	0.3
Pension fund expense	(246)	(176)	(39.8)	(46.0)
Other operating expenses (2)	(4,815)	(4,538)	(6.1)	(8.4)
Underlying profit	4,480	5,000	(10.4)	(8.6)
Charge to provide for doubtful debts	(445)	(566)	21.4	19.6
Cash earnings before tax	4,035	4,434	(9.0)	(7.2)
Income tax expense	(1,232)	(1,355)	9.1	7.3
Cash earnings before significant items	2,803	3,079	(9.0)	(7.2)

	Half Year to		Fav / (Unfav) Change on Mar 04
Comparison to March 2004 half	Sep 04	Mar 04		Ex FX (1)
	$m	$m	%	%
Net interest income	3,208	3,177	1.0	(1.4)
Other operating income (2)	1,597	1,559	2.4	0.4
Total income	4,805	4,736	1.5	(0.8)
Pension fund expense	(127)	(119)	(6.7)	(1.7)
Other operating expenses (2)	(2,539)	(2,276)	(11.6)	(8.8)
Underlying profit	2,139	2,341	(8.6)	(10.2)
Charge to provide for doubtful debts	(228)	(217)	(5.1)	(0.9)
Cash earnings before tax	1,911	2,124	(10.0)	(11.3)
Income tax expense	(573)	(659)	13.1	14.6
Cash earnings before significant items	1,338	1,465	(8.7)	(9.8)

(1)  Change expressed at constant exchange rates.

(2)  Retail Banking is the sum total of Financial Services Australia, Financial Services New Zealand and Financial Services Europe, before inter-divisional eliminations.

FINANCIAL SERVICES AUSTRALIA

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Net interest income	1,753	1,799	(2.6)	3,552	3,519	0.9
Other operating income	1,004	989	1.5	1,993	1,950	2.2
Total income	2,757	2,788	(1.1)	5,545	5,469	1.4
Pension fund expense	(30)	(29)	(3.4)	(59)	(82)	28.0
Other operating expenses	(1,371)	(1,225)	(11.9)	(2,596)	(2,420)	(7.3)
Underlying profit	1,356	1,534	(11.6)	2,890	2,967	(2.6)
Charge to provide for doubtful debts	(99)	(105)	5.7	(204)	(298)	31.5
Cash earnings before tax	1,257	1,429	(12.0)	2,686	2,669	0.6
Income tax expense	(380)	(430)	11.6	(810)	(798)	(1.5)
Cash earnings before significant items (1)	877	999	(12.2)	1,876	1,871	0.3

(1)       Refer to Note 1 for a reconciliation of Financial Services Australia’s result to Group net profit.

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.13%	1.33%		1.23%	1.39%
Cost to income ratio	50.8%	45.0%		47.9%	45.7%
Cash earnings per average FTE (annualised) ($’000)	100	115		107	104
Net interest income
Net interest margin	2.71%	2.91%		2.81%	3.14%
Net interest spread	2.16%	2.39%		2.28%	2.68%
Average balance sheet ($bn)
Gross loans and acceptances	152.4	145.0	5.1%	148.7	132.4	12.3%
Interest-earning assets	128.5	122.5	4.9%	125.5	111.2	12.9%
Retail deposits	66.8	65.4	2.1%	66.1	60.6	9.1%

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans ($m)	436	429	494
Gross loans and acceptances ($bn)	154.5	148.8	140.5
Gross non-accrual loans to gross loans and acceptances	0.28%	0.29%	0.35%
Specific provision to gross impaired assets	31.1%	34.0%	27.6%
Full-time equivalent employees (FTE)	17,514	17,663	17,233

	As at
	Sep 04	Mar 04	Sep 03
Market share (1)
Housing	14.3%	14.6%	14.9%
Business (including Corporate & Institutional Banking)	18.6%	19.0%	19.2%
Other Personal	15.3%	15.7%	16.1%
Retail deposits (Personal & Business)	14.7%	15.0%	14.7%

(1)       Source: RBA

Financial performance – year to 30 September 2004

Cash earnings were flat with the prior year, with a 2.6% reduction in underlying profit being offset by a significantly lower charge to provide for doubtful debts.

The lower charge to provide for doubtful debts is a result of the provision for a single large exposure raised in the prior year of $104 million, together with continuing sound asset quality.

The deterioration in underlying profit is a result of a number of factors:

•                  Low growth in net interest income, with income from higher lending (primarily driven by housing growth) and retail deposits almost entirely offset by margin contraction, unfavourable mix and yield curve impacts.

•                  The reduction in the net interest margin of 33 basis points to 2.81% was mainly driven by a continued shift in the balance sheet mix to lower-margin housing lending, higher wholesale funding costs and lower long-term lending yields in a less favourable interest rate environment.

•                  The increase in other operating income was due to changes in accounting treatments of Wealth Management property rental recharges and fleet vehicle registration costs, (both of which are offset by corresponding expense increases totalling $44 million). Excluding these impacts, other operating income was flat on the September 2003 year. Lending and transaction fee growth achieved during the year was offset by the impact of RBA interchange reforms ($52 million) and by one-off gains on property sales in the prior year.

•                  Operating expenses grew significantly over the year, driven by:

•                  higher advertising and marketing expenses of $44 million, including new product launches, costs associated with the 2006 Commonwealth Games sponsorship, and revenue driven credit card loyalty program costs;

•                  a $26 million increase in technology costs, arising from the sale and lease back of voice and data equipment to obtain enhanced service delivery, increased amortisation on major projects, Docklands infrastructure expense and costs related to the ISI program;

•                  $23 million of compliance expenditure in relation to Basel II and IFRS;

•                  higher occupancy expenses of $20 million (excluding changes to accounting treatment) reflecting increased market rentals, rising utility costs, and the cost of upgrading network and non-network accommodation including the move to Docklands;

•                  personnel costs were broadly flat with the EBA increase partially offset by the favourable impacts of a superannuation holiday during the year of $28 million, a reduction in performance-related remuneration and a FBT provision write-back; and

•                  the unfavourable impact of the accounting changes offset in other operating income ($44 million).

Financial performance – half year to 30 September 2004

Cash earnings decreased 12.2% from the March 2004 half, with a reduction in underlying profit of 11.6% principally driven by a reduction in net interest income and higher expenses in the second half.

The charge to provide for doubtful debts has reduced by $6 million reflecting a continued focus on asset quality, with gross non-accrual loans to gross loans and acceptances steady at 0.28%.

The 11.6% deterioration in underlying profit is a result of a number of factors:

•                  A reduction in net interest income, with margin pressure and higher wholesale funding costs offsetting growth in lending and retail deposits.

•                  Housing lending and retail deposits grew 4.9% and 2.1%, respectively from 31 March 2004. This reflects a slowdown in growth as a result of exiting certain higher risk components of the housing market and competitive pricing in the retail deposit market.

•                  During the September 2004 half the wholesale cost of funding was significantly higher than the March 2004 half. Combined with lower retail deposit margins and change in the portfolio mix, these factors contributed to a 20 basis point reduction in the net interest margin over the half.

•                  Low growth in other operating income, which was largely due to the 1 April 2004 change in accounting treatment around fleet vehicle registration costs ($10 million - offset by a corresponding expense increase). Growth in bill fee income was offset by lower lending fee income as a result of the zero home loan fee campaign and a declining trend in reference fees.

•                  Significant growth in expenses of 11.7% across a range of expense categories, driven by:

•                  growth in advertising and marketing expenses of $33 million, including the 2006 Commonwealth Games sponsorship;

•                  $23 million of compliance expenditure in relation to Basel II and IFRS;

•                  growth in personnel costs of $41 million reflecting the full impact of 1 January 2004 EBA increases, an increase in retrenchment costs, higher investment in training - including Leadership programs, and the impact of an FBT provision writeback in the March 2004 half, net of a reduction in performance-related remuneration;

•                  increased technology costs;

•                  an increase in non-lending losses, mainly in third party cheque fraud;

•                  higher occupancy expenses arising from the move to Docklands; and

•                  the unfavourable impact of the accounting changes offset in other operating income ($10 million).

Business developments

•                  An Amex branded National Credit Card was launched in July 2004 in both a standard and a gold card offering with reward scheme. The key differentiator of this product is that it can be linked to other National accounts and used in National ATMs.

•                  In July, two new flat fee transaction accounts – the Smart Direct and Smart Access accounts were launched for personal customers. The key customer benefit is the combination of unlimited transactions and value for money. Smart Direct has a $3 per month flat fee that includes all electronic transactions (on-line, telephone, EFTPOS and National ATM transactions). Smart Access has a $5 per month flat fee that includes all electronic transactions noted above, cheque and over the counter withdrawals.

•                  The National also announced its partnership with Melbourne 2006 as Official Partner of the Commonwealth Games in September. The Commonwealth Games is an opportunity for the National to leverage into new products and promotions; to strengthen the brand through positive association; but, most of all, to inspire the organisation in its journey of renewal.

FINANCIAL SERVICES EUROPE

Performance Summary

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
Australian dollars	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Net interest income	1,090	1,043	4.5	2,133	2,327	(8.3)
Other operating income	427	410	4.1	837	938	(10.8)
Total income	1,517	1,453	4.4	2,970	3,265	(9.0)
Pension fund expense	(88)	(92)	4.3	(180)	(93)	(93.5)
Other operating expenses	(907)	(803)	(13.0)	(1,710)	(1,626)	(5.2)
Underlying profit	522	558	(6.5)	1,080	1,546	(30.1)
Charge to provide for doubtful debts	(124)	(100)	(24.0)	(224)	(247)	9.3
Cash earnings before tax	398	458	(13.1)	856	1,299	(34.1)
Income tax expense	(108)	(150)	28.0	(258)	(402)	35.8
Cash earnings before significant items (1)	290	308	(5.8)	598	897	(33.3)

(1)       Refer to Note 1 for a reconciliation of Financial Services Europe’s result to Group net profit.

Pounds sterling	£m	£m	%	£m	£m	%
Net interest income	428	436	(1.8)	864	887	(2.6)
Other operating income	167	172	(2.9)	339	357	(5.0)
Total income	595	608	(2.1)	1,203	1,244	(3.3)
Pension fund expense	(34)	(39)	12.8	(73)	(36)	large
Other operating expenses	(356)	(335)	(6.3)	(691)	(621)	(11.3)
Underlying profit	205	234	(12.4)	439	587	(25.2)
Charge to provide for doubtful debts	(48)	(42)	(14.3)	(90)	(94)	4.3
Cash earnings before tax	157	192	(18.2)	349	493	(29.2)
Income tax expense	(43)	(63)	31.7	(106)	(153)	30.7
Cash earnings before significant items	114	129	(11.6)	243	340	(28.5)

Key Performance Measures

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	£m	£m	%	£m	£m	%
Performance & profitability
Return on average assets (annualised)	0.84%	0.97%		0.92%	1.36%
Cost to income ratio	65.5%	61.5%		63.5%	52.8%
Cost to income ratio (excl. pension fund expense)	59.8%	55.1%		57.4%	49.9%
Cash earnings per average FTE (annualised) (£’000)	19	22		21	29
Net interest income
Net interest margin	3.92%	4.16%		4.03%	4.30%
Net interest spread	3.40%	3.69%		3.54%	3.82%
Average balance sheet (£bn)
Gross loans and acceptances	19.7	19.1	3.1%	19.4	18.3	6.0%
Interest-earning assets	21.5	20.6	4.4%	21.1	20.3	3.9%
Retail deposits	15.3	14.9	2.7%	15.1	14.6	3.4%

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans (£m)	108	101	122
Gross loans and acceptances (£bn)	20.3	19.2	18.7
Gross non-accrual loans to gross loans and acceptances	0.53%	0.53%	0.65%
Specific provision to gross impaired assets	45.7%	43.7%	39.9%
Full-time equivalent employees (FTE)	11,765	11,661	11,411

Financial Performance (in local currency) – year to 30 September 2004

Cash earnings decreased 28.5% on the prior year. Higher pension fund expenses have negatively impacted this result. Including pension fund expenses, underlying profit decreased 25.2% on the prior year.

•                  Lending has increased 8.6% since 30 September 2003:

•                  An increased focus on mortgage lending has resulted in growth of mortgage volumes of 15.5% over the last 12 months slightly ahead of UK systems growth of 14.5%; and

•                  Business lending has increased by 10.2% over the last 12 months driven by variable rate term lending.

•                  Retail deposits have grown 5.4% (UK system growth 5.1%) since 30 September 2003, reflecting the success of the brand program.

•                  Net interest margin has decreased from 4.30% to 4.03%. This margin contraction reflects the change in product mix towards lower margin lending products. During the year there has been significant growth in the mortgage portfolio (in particular, current account and fixed rate mortgages) while there has been a decline in personal lending volumes (personal loans and credit cards). The shift towards lower margin (and lower risk) lending products is the significant contributor to the reduction in net interest income from lending and deposit products.

•                  Other operating income has decreased 5.0% on the prior year. This results from reductions in account maintenance fees, unauthorised overdraft charges, the outsourcing of the Merchant Acquiring business, lower levels of insurance commission income and a reduction in card income due to lower active customer numbers and card transaction volumes.

•                  Operating expenses, excluding pension expenses, increased 11.3% driven by:

•                  additional provisions for retiree medical expenses, endowment mis-selling and regulatory costs of £20M;

•                  £8M of spend in relation to Integrated Financial Solutions centres, including personnel costs from the uplift in the number of customer-facing staff to support the growth strategy in the South of England;

•                  Project expenditure on major programs against the prior year has increased £29M:

•                  this includes investment in the Customer Connect System, which involves the replacement of the front-end systems together with expenditure on Integration; and

•                  a £14M increase year on year in ongoing expenditure on regulatory projects, such as compliance costs for Chip & Pin technology (mandatory European project to reduce card fraud), Basel II, IFRS and the Financial Services Authority mortgage regulation program,

•                  Occupancy costs, which are above prior year due to increased annual property rents, repairs and utilities; and

•                  Growth in advertising costs in relation to branding and communication-related expenses.

The charge to provide for doubtful debts decreased 4.3% from the prior year and is mainly driven by a reduction in Business provisions.

Financial Performance (in local currency) – half year to 30 September 2004

Cash earnings decreased 11.6% on the March 2004 half, with underlying profit decreasing 12.4% on prior half.

•                  Lending has increased 5.7% since 31 March 2004:

•                  Mortgage lending has resulted in volume growth of 9.1% during the six-month period; and

•                  Business lending has increased by 4.2% on the prior half with growth in both fixed and variable products.

•                  Retail deposits have grown 4.4% since 31 March 2004 reflecting the impact of the rising interest rate environment on the attractiveness of retail deposits.

•                  Net interest margin has decreased from 4.16% in the March half to 3.92%. This contraction has offset volume growth, reflecting the change in product mix towards lower margin lending products.

•                  Other operating income has declined, resulting from the reductions in, and the removal of certain fees.

•                  Operating expenses, excluding pension fund expenses, increased 6.3% on the March 2004 half driven by ongoing expenditure on regulatory projects, such as compliance costs for Chip & Pin technology, Basel II, IFRS and the Financial Services Authority mortgage regulation program.

The charge to provide for doubtful debts increased 14.3% from the prior half driven by provisioning requirements as a result of lending growth and one major provision raised during the second half of the year.

Business developments

•                  Customer acquisition levels have increased with the Brand Program, launch of Current Account Plus and Offset mortgage all helping to lift new business. Customer Service Metrics show customer satisfaction improved by 7% in the latest wave of research, with customer loyalty and advocacy ahead of the competition and improving.

•                  Brand Metrics show brand awareness has grown, brand preference/consideration amongst customers compares well against a number of competitors, while the recent TV advertising performed well on a number of metrics lifting awareness.

•                  A major program aimed at delivering improved financial products and services to all customers. Program deliverables to date include:

•                  The establishment of a network of strategically located Financial Solutions Centres, offering integrated business and private banking services to business and high net worth customers. At 30 September 2004, 8 centres had been opened with further expansion planned in 2005;

•                  Entry into the intermediary market, selling Clydesdale Bank mortgage products through a range of key broker partners, providing an opportunity to acquire additional customers who will be offered relationship-managed banking through Financial Solutions Centres.

•                  Progress being made to rationalise and enhance products into a single product set supporting multiple brands and distribution channels. Released new current account plus, offset mortgage products new Business and Farm investment loans, which will be rolled out further in the UK and Ireland during 2005.

•                  A cost reduction program commenced across the European business in September 2004.  The aim is to deliver significant reductions through a combination of re-engineering processes, de-layering management structures, critically reviewing business operations and driving further efficiencies.

•                  In July the High Court Inspectors’ Report into National Irish Bank was published. National Irish Bank had been working for more than six years to deal with the issues in the report, co-operate with the investigation, develop reimbursement schemes and implement a wide ranging compliance program.  While the work to complete the reimbursement schemes will continue into 2005, National Irish Bank responded to the issues with integrity and now has a solid foundation from which to meet the needs of customers and satisfy regulators.

•                  Continued a long tradition of investing in the UK and Irish communities, co-ordinating the efforts across four banks with a particular focus on financial literacy and youth projects. Also launched a national staff grants scheme to recognise and support staff who volunteer their time in their communities.

•                  The Group remains committed to developing its businesses in Europe and is implementing a range of initiatives to improve shareholder value. However, all options are being considered as part of a wide-ranging review. Several expressions of interest in the businesses of Northern Bank and National Irish Bank have been received and the Group considers it is in shareholders’ interests to explore this option.  As such, an investment bank has been commissioned to issue an information memorandum and test the market.

Management Discussion & Analysis – Financial Services New Zealand

FINANCIAL SERVICES NEW ZEALAND

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
Australian dollars	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Net interest income	365	335	9.0	700	651	7.5
Other operating income	166	160	3.8	326	329	(0.9)
Total income	531	495	7.3	1,026	980	4.7
Operating expenses	(270)	(246)	(9.8)	(516)	(493)	(4.7)
Underlying profit	261	249	4.8	510	487	4.7
Charge to provide for doubtful debts	(5)	(12)	58.3	(17)	(21)	19.0
Cash earnings before tax	256	237	8.0	493	466	5.8
Income tax expense	(85)	(79)	(7.6)	(164)	(155)	(5.8)
Cash earnings before significant items (1)	171	158	8.2	329	311	5.8

(1)       Refer to Note 1 for a reconciliation of Financial Services New Zealand’s result to Group net profit.

New Zealand dollars	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income	404	382	5.8	786	725	8.4
Other operating income	185	182	1.6	367	367	—
Total income	589	564	4.4	1,153	1,092	5.6
Operating expenses	(299)	(280)	(6.8)	(579)	(549)	(5.5)
Underlying profit	290	284	2.1	574	543	5.7
Charge to provide for doubtful debts	(6)	(14)	57.1	(20)	(23)	13.0
Cash earnings before tax	284	270	5.2	554	520	6.5
Income tax expense	(94)	(90)	(4.4)	(184)	(173)	(6.4)
Cash earnings before significant items	190	180	5.6	370	347	6.6

Key Performance Measures
Performance & profitability
Return on average assets (annualised)	1.18%	1.17%		1.17%	1.25%
Cost to income ratio	50.8%	49.6%		50.2%	50.3%
Cash earnings per average FTE (annualised) (NZ$’000)	89	85		87	81
Net interest income
Net interest margin	2.60%	2.56%		2.58%	2.71%
Net interest spread	2.76%	2.78%		2.77%	3.00%
Average balance sheet (NZ$bn)
Gross loans and acceptances	27.3	25.6	6.6%	26.5	23.5	12.8%
Interest-earning assets	30.9	29.6	4.4%	30.3	26.6	13.9%
Retail deposits	17.2	16.6	3.6%	16.9	15.9	6.3%

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans (NZ$m)	84	39	30
Gross loans and acceptances (NZ$bn)	27.7	26.2	24.6
Gross non-accrual loans to gross loans and acceptances	0.30%	0.15%	0.12%
Specific provision to gross impaired assets	22.1%	59.5%	34.5%
Full-time equivalent employees (FTE)	4,324	4,238	4,257
Market share (1)
Cards	29.9%	30.2%	30.6%
Housing	15.6%	15.3%	15.4%
Agribusiness	17.5%	18.5%	18.8%
Retail deposits	19.0%	19.0%	19.1%

(1)       Source: RBNZ

Financial Performance (in local currency) – year to 30 September 2004

Cash earnings increased 6.6% over the prior year reflecting strong volume growth and stable asset quality.

Underlying profit increased 5.7% over the prior year.

•                  Net interest income grew by 8.4% over the prior year reflecting strong volume growth in housing, business lending and retail deposits.

•                  Housing volumes grew 18% (compared to systems growth of 16%) reflecting BNZ’s proposition to provide superior products such as ‘FlyBuys’ which offer loyalty points, rapidly improving customer satisfaction and competitive pricing.

•                  Heightened competition, especially for housing, combined with a change in product mix (as customers moved to lock in fixed rate products in a low, but rising interest rate environment) put increased pressure on the net interest margin. The lower official cash rate earlier in the year also put downward pressure on retail deposit margins.

•                  Other operating income is flat compared to the prior year as growth from higher volumes and transaction levels has been offset by the impact of simplified fee structures and a trend by customers to move towards lower cost channels.

•                  The cost to income ratio has remained stable at 50.2%. Other operating expenses have increased 5.5% over the prior year driven by personnel expenses reflecting annual salary increases and higher compliance costs.  Non-personnel expenses have remained relatively flat with productivity improvements being offset by increased advertising and marketing costs.

Overall asset quality remains sound despite an increase in gross non-accrual loans as a percentage of gross loans and acceptances to 0.30% due to a large agribusiness exposure.

Financial Performance (in local currency) – half year to 30 September 2004

Cash earnings increased 5.6% over the March half due to stronger net interest income reflecting continued volume growth and a lower charge to provide for doubtful debts.

Underlying profit increased 2.1% over the prior half.

•                  Net interest income grew by 5.8% over the prior half reflecting strong volume growth in housing, business lending and retail deposits. Retail deposit margins have also strengthened on the back of four successive 25 basis point increases in the official cash rate to 6.25%.

•                  Other operating expenses have increased from the prior half by 6.8% due to the timing of pension and compliance costs.

The charge to provide for doubtful debts has decreased by NZ$8 million due to favourable re-ratings of customers and lower specific provision charges in the current half.

Business developments

•                  Initiatives to improve customer service included the successful rollout of the new Tellers’ customer service platform, which allows faster and more customised service for customers in branches, and improvements to call centre operations, which saw the BNZ rated best call centre in New Zealand at the CRM Contact Centre Awards in August.

•                  BNZ have re-appointed branch managers with increased responsibilities across the entire network, reintroducing a role that has not existed for several years. The branch managers are responsible for all aspects of service and sales delivery in branches. The public response to this initiative has been overwhelmingly positive, and it contributed to significant improvements in satisfaction in branch service.

•                  Implementation of a consistent and targeted home loan strategy has delivered the fastest period of growth in home lending in the Bank of New Zealand’s history. A combination of new product development, pricing initiatives, promotional campaigns and integrated sales focus has helped Bank of New Zealand to out strip market growth in the past twelve months despite record growth in the system.

•                  New products aimed at the youth market were launched during the year. ‘Campus Pack’ targeted at tertiary students and ‘Smart Money’, aimed at under 30’s, have both achieved strong growth that has delivered increased market share in the critical youth segment. This growth, combined with success in the home lending market, helped BNZ to become the only major bank to grow its main bank retail banking market share in 2004 according to AC Nielsen.

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking (CIB) is responsible for managing the Group’s relationships with large corporate clients and financial institutions worldwide. CIB operates through an international network of offices in Australia, Europe, New Zealand, North America and Asia.

CIB comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, Transactional Solutions and a Support Services unit. The business also incorporates Custodian Services, which provides custody and related services to institutions within the Australian, NZ and UK markets.

Performance Summary

			Fav / (Unfav)
			Change on
	Year to			Sep 03
	Sep 04	Sep 03	Sep 03	Ex FX(1)
	$m	$m	%	%
Net interest income	678	848	(20.0)	(15.8)
Other operating income	1,048	1,102	(4.9)	(1.0)
Total income	1,726	1,950	(11.5)	(7.4)
Operating expenses	(858)	(755)	(13.6)	(18.5)
Underlying profit	868	1,195	(27.4)	(23.8)
Charge to provide for doubtful debts	(112)	(70)	(60.0)	(67.1)
Cash earnings before tax	756	1,125	(32.8)	(29.5)
Income tax expense	(129)	(239)	46.0	42.3
Cash earnings before significant items	627	886	(29.2)	(26.1)
Net profit attributable to outside equity interest	(9)	(9)	—	(11.1)
Cash earnings before significant items and after outside equity interest (2)	618	877	(29.5)	(26.5)

			Fav / (Unfav)
			Change on
	Half Year to			Mar 04
	Sep 04	Mar 04	Mar 04	Ex FX(1)
	$m	$m	%	%
Net interest income	307	371	(17.3)	(19.4)
Other operating income	452	596	(24.2)	(25.5)
Total income	759	967	(21.5)	(23.2)
Operating expenses	(458)	(400)	(14.5)	(11.5)
Underlying profit	301	567	(46.9)	(47.6)
Charge to provide for doubtful debts	(24)	(88)	72.7	73.9
Cash earnings before tax	277	479	(42.2)	(42.8)
Income tax expense	(30)	(99)	69.7	68.7
Cash earnings before significant items	247	380	(35.0)	(36.1)
Net profit attributable to outside equity interest	(4)	(5)	20.0	20.0
Cash earnings before significant items and after outside equity interest (2)	243	375	(35.2)	(36.3)

(1)       Change expressed at constant exchange rates.

(2)       Refer to Note 1 for a reconciliation of Corporate & Institutional Banking’s result to Group net profit.

	Half Year to			Year to
Key Performance Measures	Sep 04	Mar 04		Sep 04	Sep 03
Performance & profitability
Cost to income ratio	60.3%	41.4%		49.7%	38.7%
Cash earnings per average FTE (annualised) ($’000) (3)	175	279		225	344
Net interest income
Net interest margin	0.45%	0.56%		0.50%	0.62%
Average balance sheet ($bn)
Core lending	39.6	37.6	5.3%	38.4	39.4	(2.5)%
Gross loans and acceptances	45.2	42.8	5.6%	44.2	45.1	(2.0)%
Interest-earning assets	137.0	130.8	4.7%	133.9	135.9	(1.5)%

(3)       Cash earnings before significant items and after outside equity interest.

	As at
	Sep 04	Mar 04	Sep 03
Asset quality
Gross non-accrual loans ($m)	425	719	793
Gross loans and acceptances ($bn)	45.1	43.0	44.5
Gross non-accrual loans to gross loans and acceptances	0.94%	1.67%	1.78%
Specific provision to gross impaired assets	29.0%	28.4%	24.6%
Full-time equivalent employees (FTE)	2,832	2,720	2,624

Financial Performance (at constant exchange rates) – year to 30 September 2004

Cash earnings of $618 million decreased 26.5% for the year, with the major reduction occurring in the September 2004 half year. This excludes losses announced in January 2004 related to unauthorised trading in foreign currency options of $360 million ($252 million after-tax), which have been classified as a significant item.

In addition to this loss, the currency options incident had a significant impact on the broader operations of Corporate & Institutional Banking. Income was impacted by the inability to offer a full suite of products resulting in not only lower sales of currency options but also reduced income from other products as some customers utilised alternative providers to source their entire business needs. Risk and trading income was also impacted as the Markets division reduced its risk profile in response to the Group’s revised risk management policy which was issued following the currency options incident. Finally, the incident also resulted in many senior staff being diverted to managing the currency options issue and the associated remedial actions.

•                  Total income was 7.4% lower than 2003 with net interest income down 15.8% and other operating income down 1.0%. The decrease in income was due to:

•             the currency options incident which impacted the broader performance of the Markets division;

•             lower Markets risk and trading income as a result of a benign trading environment influenced by flatter yield curves and reduced volatility in interest rate and foreign exchange markets. Sales of interest rate risk management products were also impacted by the stable interest rate outlook; and

•             reduced Specialised Finance income due to a slow down in overall deal flow and the need to reverse prior period capitalised interest of $38 million on a large project finance exposure, which has been reclassified as a non-accrual loan.

The reduction in income was partly offset by strong growth in the Custody business and Financial Institutions sector following successful implementation of strategic initiatives.

•                  Expenses increased 18.5% for the year reflecting strategies to support client revenues, increased investment in the control environment following the currency options incident, increased rental costs, higher volume-related expenses and higher project costs for Basel II and IFRS.

•                  Average interest-earning assets, while down at actual rates, grew by $2.4 billion (1.7%) at constant exchange rates.  Most of the growth was due to higher core lending principally to Corporate Banking and Financial Institutional clients in Europe and Australia and increased Markets assets from funding the Group’s operations.

•                  The underlying margin on the core lending business has stayed relatively flat over the year. The reduction in net interest margin from 0.62% to 0.50% for the year is largely due to the decrease in net interest income related to lower Markets risk & trading and Specialised Finance income outlined above.

•                  Asset quality continues to be sound with the level of exposures rated investment grade equivalent or above increasing from 91.0% at 30 September 2003 to 92.7%. The higher charge to provide for doubtful debts reflects specific provisions taken on US project finance exposures and other historical exposures. The level of gross non-accrual loans to gross loans and acceptances has improved significantly from 1.78% at 30 September 2003 to 0.94%, principally as a result of a strategic initiative to reduce the Group’s exposure to non-performing US project finance assets. This is after the reclassification of one large exposure to non-accrual (refer to page 18). The specific provision coverage to gross impaired assets has improved from 30 September 2003 increasing from 24.6% to 29.0%.

Financial Performance (at constant exchange rates) – half year to 30 September 2004

Cash earnings of $243 million decreased 36.3% from the March 2004 half year reflecting most of the factors which influenced the full year performance (as outlined above).

•                  Total income was 23.2% lower. Most of the reduction was due to a full half year’s impact of the currency options incident impacting Market’s broader performance, lower Markets risk and trading income due to the unfavourable trading environment, lower sales of interest rate risk management products arising from the stable interest rate environment, and reduced Specialised Finance income arising from reversal of prior period capitalised interest of $38 million on a large project finance exposure reclassified as a non-accrual loan and the slow down of deal flow.

•                  Expenses increased 11.5% primarily due to increased investment in the control environment following the currency options incident and higher costs associated with the Basel II and IFRS projects.

•                  Average interest-earning assets grew $1.6 billion (1.2%) at constant exchange rates mainly driven by higher core lending assets which grew by $1.0 billion (2.8%) in Europe and Australia.

•                  The reduction in net interest margin to 0.45% is largely due to the decrease in net interest income related to lower Markets risk & trading and Specialised Finance income outlined above.

•                  The lower charge to provide for doubtful debts reflects specific provisions taken on US project finance exposures and other historical exposures which were incurred in the March 2004 half year.

Business developments

•                  Creation of the new Institutional Markets & Services (IMS) business following the restructure of the Group to a regional based model is effective from 1 October 2004. This will enhance the opportunity to provide IMS services and products to the Group’s broader client base.

•                  Significant progress has been made on the remedial action plans implemented to address issues raised by APRA and PricewaterhouseCoopers following the currency options incident.

•                  Sale of UK custody business in July 2004 to Bank of New York.

WEALTH MANAGEMENT

Wealth Management operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across four regions, Australia, Europe (Great Britain & Ireland), New Zealand and Asia.

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
Operating Profit	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Investments (1)	102	87	17.2	189	142	33.1
Insurance (2)	107	121	(11.6)	228	204	11.8
Private Bank	30	32	(6.3)	62	56	10.7
Other (including regulatory programs) (3)	(15)	(37)	59.5	(52)	(58)	10.3
Strategic investment expenditure	(23)	(16)	(43.8)	(39)	(28)	(39.3)
Profit from operations (after tax)	201	187	7.5	388	316	22.8
Investment earnings on shareholders’ retained profits and capital from life businesses	27	44	(38.6)	71	58	22.4
Underlying operating profit after tax and outside equity interest	228	231	(1.3)	459	374	22.7
Prior year adjustments	(40)	(10)	large	(50)	—	large
Operating profit after tax and outside equity interest	188	221	(14.9)	409	374	9.4
Revaluation profit/(loss) after tax	(132)	148	large	16	(200)	large
Net profit before significant items and after outside equity interest	56	369	(84.8)	425	174	large

(1)       Investments include funds management, funds administration and asset management. Investments exclude prior year adjustments.

(2)       Insurance includes retail insurance (retail risk insurance encompassing term, trauma and disability insurance, life insurance and general insurance agency) and group insurance.

(3)       Other includes Advice Solutions and other businesses and shareholders branches of the life companies. The costs of NAFiM investor compensation and enforceable undertakings are included in this line.

Year to 30 September 2004

Net profit (after outside equity interest) for the year to September 2004 was $425 million. Operating profit after tax grew 9.4% to $409 million. Continued improvement in market conditions resulted in strong growth in the Investments business and earnings on shareholders retained profits and capital. Solid growth was achieved in Insurance, Private Bank, and Other. Continued strategic investment spend and prior year adjustments of $50 million negatively impacted the result.

The revaluation profit reflects the positive impact arising from the election into tax consolidations, offset by the adoption of a more conservative sales growth outlook, shift in product mix and changing industry dynamics.

Half year to 30 September 2004

Net profit (after outside equity interest) for the half year to September 2004 was $56 million. Profit from operations growth of 7.5% was offset by more subdued earnings from shareholders retained profits and capital and the recognition of prior year adjustments resulting in operating profit after tax decreasing 14.9% to $188 million.

The revaluation loss for the September 2004 half reflects a more conservative short-term sales outlook, a shift in the product mix and changing industry dynamics.

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
Key Performance Measures	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Investment sales	7,332	7,104	3.2	14,436	12,189	18.4
Insurance sales	114	98	16.3	212	243	(12.8)
Debt sales	868	661	31.3	1,529	1,200	27.4

Investment sales increased 18.4% on prior year primarily due to a 72% increase in wholesale sales.  September 2004 half sales increased due to the improvement in productivity of advisers, and the seasonality due to the end of tax year. Insurance sales were lower than prior year due to the sale of the life insurance business in Europe in the first half. Excluding this impact, insurance sales were marginally lower.  Insurance sales for the September 2004 half increased primarily due to higher Group Insurance sales. The increase in debt sales reflects the progress towards a more integrated offer. The profit from debt sales emerges in the Retail bank.

	As at			Change on

	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
				%	%
Full-time equivalent employees (FTEs) (No.)	6,048	6,068	6,174	(0.3)	(2.0)
Financial advisers
Bank channels:
• Australia	460	477	456	(3.6)	0.9
• Europe	157	171	187	(8.2)	(16.0)
Total Bank channels	617	648	643	(4.8)	(4.0)

Aligned channels:
• Australia	848	909	947	(6.7)	(10.4)
• Europe	64	55	64	16.4	—
• Asia	1,586	1,541	1,561	2.9	1.6
Total Aligned channels	2,498	2,505	2,572	(0.2)	(2.9)
Financial advisers (No.) (1)	3,115	3,153	3,215	(1.2)	(3.1)

(1)       In addition to banking and aligned channels, Wealth Management has relationships with over 2,600 External Financial Advisers (EFAs) in Australia at September 2004 (March 2004: 2,250, September 2003: 2,250), and over 90 in Europe at September 2004 (March 2004: 70, September 2003: 25). Wealth Management has revised the definition of adviser numbers to separately identify individual advisers operating within a licensee group.

Domestic adviser numbers have been impacted by the implementation of FSRA and the associated additional compliance and education requirements which has resulted in advisers exiting the industry, while internationally, active performance management of underperforming advisers has been undertaken.  Across the regions, the business has focused on the recruitment and retention of quality planners resulting in improved planner productivity. Importantly, the number of domestic advisers who have met the voluntary internal quality advice accreditation standard has doubled in the current year.

Investments

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$bn	$bn	%	$bn	$bn	%
Total funds under management and administration
Spot	81.1	76.7	5.7	81.1	73.1	10.9
Average	78.5	74.3	5.7	76.4	68.3	11.9

	As at
	Jun 04	Mar 04	Sep 03
Market share – Australia% (1)
Total Master Funds (2)	17.1	15.9	16.3
Annual Master Funds inflows	11.6	10.9	11.7
Annual Master Funds outflows	14.3	12.8	13.9
Retail funds management (ex cash mgmt)(2)	13.1	12.2	12.3
Annual Retail inflows (ex cash mgmt)	9.4	8.8	9.3
Annual Retail outflows (ex cash mgmt)	10.9	9.6	10.1
Corporate Master Funds (2)	18.9	12.6	14.5
Net annual Corporate Master Funds flows	18.8	18.4	5.3

(1)       Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Reports as at June 2004, March 2004 and September 2003. Plan for Life is now used to report Investments market share (previously ASSIRT) due to the additional reporting provided by Plan for Life on business drivers such as gross inflows and outflows.

(2)       Plum funds under administration included in market share reporting for the first time at June 2004. Corporate Master Funds are a subset of Total Master Funds and Retail Funds Management.

Year to 30 September 2004

Investments profit from operations increased 33.1% on the September 2003 year, the result of increased fee revenue due to the 11.9% growth in average funds under management, which was driven by the improvement in investment market conditions and strong wholesale sales in Australia. The domestic result was favourably impacted by $9 million profit from small member balances in certain funds that have minimum earnings thresholds which were not achieved in the prior year. Profits earned within the New Zealand and Europe businesses were 42% higher than the September 2003 year due to improved market conditions and focus on tight expense control.

Wealth Management maintained the number one position in the target market of Master Fund funds under management (FUM) in Australia, with market share of 17.1% as at 30 June 2004. Retail FUM (ex cash management) market share  was 13.1% ranking second in the industry as at 30 June 2004. Strong gross annual Master Fund inflows of $6.6 billion were achieved, representing a market share of 11.6%, which whilst ranked second in the industry, reflects competitive conditions and a strategic decision to maintain margins rather than pursue a volume-led price strategy. The increase in annual gross outflows reflects the decision not to renew a $330 million white-labelled platform offer from MLC Masterkey Custom.

Corporate Master Funds increased market share by 4.4%* over the year, which can be attributed to the enhanced offers in the two market segments with Plum in the Corporate and Institutional category, and MLC Masterkey Business Super in the Small Medium Enterprise category segment.

The cost to funds under management ratio for the Investments business** achieved 56 basis points as a result of increased funds under management. This compares with 60 basis points for the year ended 30 September 2003.

*Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Reports as at June 2004

**Excluding costs of NAFiM investor compensation and enforceable undertakings and volume-related expenses.

Half year to 30 September 2004

The September 2004 half profit from operations grew 17.2% to $102 million. The result was positively impacted by increased fee revenue following the continuing growth in funds under management, with average FUM growing 5.7%, and $9 million profit from small member balances.

	Year ended 30 September 2004
Funds Under Management and Administration	Opening Balance Sep 03	Inflows	Outflows	Investment Earnings	Other (1)	Closing Balance Sep 04
	$m	$m	$m	$m	$m	$m
Platforms	36,992	6,566	(6,169)	4,963	(1,375)	40,977
Wholesale	16,538	6,191	(2,984)	1,785	237	21,767
Other Retail and Trustee	12,695	205	(1,395)	664	(881)	11,288
Australia	66,225	12,962	(10,548)	7,412	(2,019)	74,032
International	6,868	1,310	(949)	356	(489)	7,096
Total	73,093	14,272	(11,497)	7,768	(2,508)	81,128

	Year ended 30 September 2003
Funds Under Management and Administration	Opening Balance Sep 02	Inflows	Outflows	Investment Earnings	Other (1)	Closing Balance Sep 03
	$m	$m	$m	$m	$m	$m
Platforms	34,258	6,296	(5,595)	3,188	(1,155)	36,992
Wholesale	11,366	3,818	(1,854)	825	2,383	16,538
Other Retail and Trustee	13,358	493	(1,684)	466	62	12,695
Australia	58,982	10,607	(9,133)	4,479	1,290	66,225
International	6,590	1,559	(1,233)	222	(270)	6,868
Total	65,572	12,166	(10,366)	4,701	1,020	73,093

(1)       Other includes trust distributions and flows due to the sale/purchase of businesses and product closures.

FUM grew $8.0 billion or 10.9% to $81.1 billion over the year to 30 September 2004, primarily due to positive investment earnings and strong wholesale sales.

Platforms

Platform FUM comprises the MLC Masterkey products, MLC Investment Trust and the National All In One Pension Plan. Net funds flow for the year to 30 September 2004 was negatively impacted by the withdrawal of a non-MLC branded platform from MLC Masterkey Custom.

Wholesale

The Wholesale business experienced strong inflows for the year with a 63.3% increase in net funds flow over the previous year. The increase was predominantly driven by the ongoing sales success of Plum, JANA Implemented Consulting and Capital National Alliance, and the continuation of the trend towards outsourcing of investments and administration in the market.

Other Retail & Trustee

Other Retail and Trustee consists of products which were closed to new business following the integration of the MLC and National Australia Financial Management businesses, funds under trusteeship and Traditional FUM. The outflows relate primarily to the closed products.

International

International FUM increased 3.3% over the year to 30 September 2004, primarily due to investment earnings and positive net flows in Europe and Asia. Other includes the impact of the sale of the Life Company in Europe.

Insurance

	As at			Fav / (Unfav) Change on
	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
				%	%
Annual InForce Premiums ($m) (1)
Retail risk insurance	497.3	469.3	445.2	6.0	11.7
Group insurance	110.7	108.2	109.1	2.3	1.5

	Jun 04	Dec 03	Jun 03
Market share – Australia (%) (2)
Retail risk insurance	15.1	15.0	14.7
New retail risk annual premiums	13.6	15.4	16.5

(1)       Annualised inforce premiums for Australia and New Zealand only. Inforce premiums for Asia are not shown in this table as they are Traditional in nature

(2)       Source: DEXX&R Life Analysis Reports as at June 2004, December 2003 and June 2003. Retail risk insurance includes term, trauma and disability insurance.

Full Year to 30 September 2004

Insurance profit from operations grew 11.8% on the September 2003 year. The result was positively impacted by growth in annual inforce premiums due to stable sales, improved persistency in lump sum and disability business and favourable claims experience in Australia and New Zealand.

At 30 June 2004, Wealth Management retained number one position for retail risk annual inforce premiums with market share of 15.1%. Whilst market share of new retail risk annual premiums has recently declined to 13.6% (now ranked second), the restructure of the business along regional lines going forward should provide a greater opportunity to increase penetration of protection products to banking customers.

Robust cost containment together with growth in the Insurance business has resulted in a cost to premium income ratio for the year of 18% compared with 20% for the 2003 year.

Half year to 30 September 2004

Insurance profit from operations decreased by 11.6% in the September 2004 half. The current half result was impacted by $15 million lower profit in the Europe creditor business due to the timing of receipt of profit share and the implementation of a more conservative capital strategy within the domestic business which reduced investment related profits by $5 million. However, underlying growth in the insurance result due to increased annual inforce premiums, favourable claims experience and improved persistency in lump sum and disability business continued in the September 2004 half.

	Year ended 30 September 2004
Australia and New Zealand Annual Inforce Premiums (1)	Opening Balance Sep 03	Sales/New Business	Lapses & other movements	Closing Balance Sep 04
	$m	$m	$m	$m
Retail risk	445.2	83.8	(31.7)	497.3
Group risk	109.1	43.9	(42.3)	110.7
Total	554.3	127.7	(74.0)	608.0

Australia	526.0	120.7	(71.1)	575.6
New Zealand	28.3	7.0	(2.9)	32.4
Total	554.3	127.7	(74.0)	608.0

	Year ended 30 September 2003
Australia and New Zealand Annual Inforce Premiums (1)	Opening Balance Sep 02	Sales/New Business	Lapses & other movements	Closing Balance Sep 03
	$m	$m	$m	$m
Retail risk	389.1	87.6	(31.5)	445.2
Group risk	103.2	36.2	(30.3)	109.1
Total	492.3	123.8	(61.8)	554.3

Australia	465.5	121.8	(61.3)	526.0
New Zealand	26.8	2.0	(0.5)	28.3
Total	492.3	123.8	(61.8)	554.3

(1)       Inforce premiums for Asia are not shown in this table as they are Traditional in nature.

Private Bank

Full Year to 30 September 2004

Private Bank profit grew 10.7% with strong lending growth of 23% in both the investment and housing areas as a result of positive equity market performance. Improved investor confidence was reflected in financial planning revenue growth of 35%. During the year the Private Bank introduced a three phased development program for all staff to better understand and deliver appropriate products and services in line with client life stages and events which contributed to the result.

Half year to 30 September 2004

The Private Bank result decreased 6.3% in the September 2004 half, reflecting competitive pressures and a slow down in the rate of growth of the housing market, caused by investor caution following the official interest rate rises in the March 2004 half. Offsetting this market environment was a positive impact from the introduction of three phased development program for all staff to better understand and deliver appropriate products and services in line with client life stages and events.  Additionally, market anticipation of further rate increases resulted in minor margin contraction in the September 2004 half.

Other

Full Year to 30 September 2004

The operating loss decreased 10.3% on the prior year due to a reduction in discretionary project expenditure across the business, and the completion of number of regulatory programs such as FSRA. In addition, the settlement of a legal claim allowed the release of a provision positively impacting profit by $4 million.

Half year to 30 September 2004

A number of regulatory programs including FSRA were completed in the March 2004 half. In addition, the settlement of a legal claim and the finalisation of 2003 tax returns had a positive impact in the September 2004 half by $4 million and $9 million respectively.

Strategic investment expenditure

Full Year to 30 September 2004

Strategic investment expenditure for the year in the Amazon program in Australia and the Endeavour program in Europe negatively impacted profit by $26 million and $13 million respectively. Expenditure relates to the non-capitalised portion of spend and the amortisation of capitalised costs. The higher profit impact in the current year reflects the completion of a number of key deliverables, and commencement of amortisation of associated capitalised costs. During the year, a core deliverable of the Amazon program, ‘Adviser Central’ commenced roll out to the adviser network, providing advisers with an integrated advice platform.

Half year to 30 September 2004

Strategic investment expenditure for the September half in the Amazon program in Australia and the Endeavour program in the UK was $17 million and $6 million respectively. The $8 million increase in Amazon in the current half is due to the project entering into delivery phase with a number of projects completed or nearing completion, while the profit impact of Endeavour remained stable.

Investment earnings on shareholders’ retained profits and capital from life businesses

Asset mix - shareholder retained profits and capital from life business	As at Sep 04	As at Mar 04	As at Sep 03
	%	%	%
Equity	23.1	24.4	29.0
Fixed interest	21.2	22.8	24.0
Cash and others	55.7	56.6	51.8
Subordinated debt	—	(3.8)	(4.8)
Total	100.0	100.0	100.0

The asset mix is consistent with the investment profile of policyholder assets and regional regulatory requirements.

Investment earnings on shareholders’ retained profits and capital from life	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
business	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	%	$m	$m	%
Investments	20	28	(28.6)	48	31	54.8
Insurance	7	16	(56.3)	23	27	(14.8)
Total	27	44	(38.6)	71	58	22.4

Full Year to 30 September 2004

Investment earnings generated on shareholders’ invested capital in the life insurance statutory funds was $71 million. The result reflects the improved performance of the major stockmarket indices over the prior year, however has been impacted by a more subdued second half result. The insurance business assets are invested primarily in fixed interest and cash. Insurance earnings were impacted by the payment of a $50 million dividend, which decreased the level of interest earning capital, and lower earnings in the Asian business.

Half year to 30 September 2004

The September half results were impacted by more subdued equity market returns with the Asian operations particularly impacted by the significant second half volatility of the MSCI, resulting in minimal earnings growth for that region.

Prior year adjustments

Following a number of years of considerable change impacting the Wealth Management Group, a full review of tax processes and balances was launched. The review included an analysis of tax balances post the acquisition of the MLC group by the National, the handling of changes to tax legislation, and the management of the changes to reporting and tax periods, together with the processes for dealing with contributions tax. The recognition of a prior year under provision for tax in the March 2004 half year ($10 million) was the initial outcome of the review. Subsequent work in this review has identified several tax amendments extending back to the 2000 year which have been adjusted in the current half ($40 million). These adjustments are reflected within change in policy liabilities.

Valuation and revaluation profit

The valuation represents the market value of the subsidiaries of the parent life company, National Australia Financial Management Limited (NAFiM). The valuation provided represents the combined value of the National’s debt and equity interests in the subsidiaries of NAFiM. The National’s debt interests principally relate to loans to Wealth Management Europe and New Zealand used to fund the acquisition of the existing life insurance and funds management businesses of National Australia Group Europe and Bank of New Zealand. The reconciliation between the market valuation below and the deduction for capital adequacy purposes is outlined in note 15.

Included within Wealth Management operations, but excluded from the valuation are businesses such as National Australia Trustees, the Private Bank, and NAFiM’s own business. The valuation also excludes the value created from banking product sales through Wealth Management channels.

The valuation decreased $124 million (inclusive of $280 million dividend payments and $63 million impact of transfer of franking credits, which decrease market value) from $6,633 million at 30 September 2003 to $6,509 million at 30 September 2004. Values shown are directors’ market valuations. The valuations are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast – Towers Perrin (Tillinghast), using, for the Australian and New Zealand entities, risk discount rates specified by the directors. The components comprising the change in value are summarised below:

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedd –ed value	Value of future new business	Market value
Market value at 30 September 2003	1,572	2,463	4,035	2,598	6,633

Operating profits after tax of NAFiM subsidiaries (1)	270	—	270	—	270
Capital and other movements	(216)	(41)	(257)	—	(257)
Increase in shareholders net assets	54	(41)	13	—	13
Revaluation profit /(loss) components before tax:
• Business assumptions & roll forward
Roll forward of DCF (1)	—	385	385	—	385
Change in assumptions & experience	—	(354)	(354)	(105)	(459)
• Tax consolidations – transfer of franking credits to National Group	—	(63)	(63)	—	(63)
Revaluation profit/(loss) before tax	—	(32)	(32)	(105)	(137)
Foreign exchange excess movements	(21)	21	—	—	—
Market value at 30 September 2004	1,605	2,411	4,016	2,493	6,509

(1)       The roll forward of the DCF is calculated on operating profits of $320 million, before the deduction of the $50 million prior year adjustment. The change in assumptions and experience item do not include the $50 million prior year adjustment.

Revaluation Profit

The components comprising the revaluation profit are summarised below:

$m
Roll forward of DCF	385
Change in assumptions and experience	(459)
Revaluation profit/(loss) (pre tax consolidations) before tax	(74)
Tax consolidations – transfer of tax credits to the National Group	(63)
Revaluation profit/(loss) before tax	(137)
Income tax benefit on revaluation loss	3
Income tax benefit arising from election into tax consolidations	150
Revaluation profit after tax	16
Revaluation profit/(loss) after tax – excluding the impact of tax consolidations(1)	(61)

(1)       Revaluation profit/(loss) after tax excluding the impact of tax consolidations is calculated by adjusting the revaluation loss before tax of $137 million by the before-tax impact of the loss of prior year franking credits ($73 million), plus the tax benefit attributable to the pre tax consolidation revaluation loss ($3 million).

The $137 million revaluation loss before tax is made up of $385 million anticipated growth in the value of the business above current levels of operating profit (ie. the roll forward of the DCF), less a transfer of $63 million of tax credits from NAFiM to the National Group and changes in assumptions and experience of $459 million.

Contributing to the $459 million negative impact from change in assumptions and experience was lower near term sales growth for domestic Retail Investments business, reflecting the impact of retail funds flow recovering more slowly than originally anticipated from the recent market downturn and the closure to new MLC Investment Trust investors of the MLC Platinum Global Fund. Partially offsetting the impact of sales is lower planned expenses in line with the lower business volumes.

The valuation includes lower margins for wholesale business, reflecting recent industry experience and lower margins for domestic Retail investments business. In addition, the recent business decision to close to new clients the nil entry fee/initial commission paying products (MasterKey Five Star products) during 2005 has been reflected.

Changes in demographic and other business assumptions include higher long-term discontinuance rates for retail investments business, particularly allocated pensions as a result of more recent experience at longer durations, assumed improved disability income continuance rates, reflecting favourable experience from strong claims processes and an uplift in value reflecting revisions to commission structures for Protection business.

A further uplift in value arose from changes in economic assumptions, particularly an increase in the assumed inflation rate which is reflected in the assumed growth of insurance premiums and investment sales.

Within Europe, an uplift in sales from outsourced life and investment business was offset by lower assumed sales from general insurance business. The result also reflects the write-off of the investment in the Endeavour program.

Included within experience items is a movement of approximately $90 million value from embedded value to value of new business, reflecting a refinement in modelling for certain smaller entities.

During the year, the National Group elected to consolidate for Australian income tax purposes (ie. entered the tax consolidations regime). This impacted revaluation profit in two ways:

•                  The business valuation (and revaluation profit/(loss) before tax) was negatively impacted by the transfer of franking credits from NAFiM’s subsidiaries, of $63 million ($73 million in relation to prior periods less $10 million in relation to the current year). These franking credits remain available to the National Group and are now recognised in National Australia Bank Limited.

•                  The tax attributed to the revaluation profit has been positively impacted. This is due to the restatement of the tax cost base of the NAFiM subsidiaries, such that there would be a lower tax liability on any sale of these subsidiaries. Therefore the tax benefit of $150 million reflects the reversal of a previously recognised deferred tax liability on prior period revaluations of the NAFiM subsidiaries.

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Distribution of value by both region and business segment are summarised below:

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedd -ed value	Value of future new business	At 30 Sep 04 Market value	At 30 Sep 03 Market value
By region
Australia	1,281	2,071	3,352	2,338	5,690	5,775
Europe	152	208	360	86	446	504
New Zealand	29	45	74	11	85	77
Asia	143	87	230	58	288	277
Market value at 30 September 2004	1,605	2,411	4,016	2,493	6,509	6,633
By business segment
Investments	727	1,286	2,013	1,442	3,455	3,707
Insurance	820	1,182	2,002	996	2,998	2,785
Other	58	(57)	1	55	56	141
Market value at 30 September 2004	1,605	2,411	4,016	2,493	6,509	6,633

The reduction in the value of the Europe business is primarily due to the payment of a GBP20 million dividend, and the write-off of the investment in the Endeavour program reducing the gross valuation by GBP 10 million.

The downward movement in the value of the investment business reflects the assumption changes detailed previously. Some of the assumption changes, being long-term in nature, have a much more significant impact on the valuation than may be reflected in half on half profit results. This is particularly so for the higher assumed long-term discontinuance rates for allocated pension business, lower short-term sales growth and anticipated downwards pressure on margins.

Actuarial assumptions applied in the determination of market value

Actuarial assumptions applied in the determination of market values for significant Wealth Management businesses held within the mark to market environment are summarised as follows:

	September 2004			September 2003
Assumptions applied in the determination of market value(1)	New business multiplier	Risk discount rate	Franking credit assumptn	New business multiplier	Risk discount rate	Franking credit assumptn
		(%)	(%)		(%)	(%)
Insurance	9.6	11.0	70	9.1	11.0	70
Investments	8.9	11.0-12.1	70	9.1	11.0 – 12.0	70
New Zealand	7.1	11.7 – 12.8	70	6.8	11.25 – 12.50	70
Hong Kong	9.0	12.0	—	9.0	12.5	—

(1)          The bulk of the European valuation was performed on a consolidated basis. Where the European business valuations identified separate values of inforce business and future new business, approximate methods were used to derive the value of future business that did not involve new business multipliers. The risk discount rate used in European valuations at 30 September 2004 was 10.5% (10.0% at 30 September 2003).

The increase in the insurance multiplier reflects the impact of assumed higher growth rates as a result of an increased inflation rate assumption. While this also has a small positive impact on investments business, the reduction in this multiplier reflects lower assumed year 1 growth for domestic retail investments business.

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

	Half Year to		Fav / (Unfav) Change on	Year to		Fav / (Unfav) Change on
By Division	Sep 04	Mar 04	Mar 04	Sep 04	Sep 03	Sep 03
	$m	$m	$m	$m	$m	$m
Group Funding (1)	(16)	(49)	33	(65)	(12)	(53)
Corporate Centre	(49)	(68)	19	(117)	(65)	(52)
Other (2)	(65)	(117)	52	(182)	(77)	(105)

(1)       Excess capital has been included within the Group Funding result and comparatives have been reclassified.

(2)       Refer to Note 1 for a reconciliation of Other (including Group Funding & Corporate Centre) to Group net profit.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This minimises the earnings distortion to the operating divisions and enhances the comparability of divisional performance over time.

Year to 30 September 2004

Group Funding’s full year deficit of $65 million compared with $12 million in 2003 is due to:

•                  the decision not to book the tax benefit of $33 million on the interest expense relating to ExCaps following the receipt of an ATO tax assessment;

•                  the inclusion in the September 2003 year of a one-off benefit on the restructure of the hedging swaps on TrUEPrsSM preference shares; and

•                  the net effect of one-off items in both years.

Half year to 30 September 2004

Group Funding’s reduced deficit in the September half of $16 million compared with $49 million in the March half primarily reflected:

•                  funding benefit from the $1.25 billion underwriting of the 2004 interim Dividend Reinvestment Plan;

•                  lower capital benefit paid to operating divisions due to reduced economic capital attributed to those divisions; and

•                  one-off items in the March 2004 half.

Corporate Centre

Corporate Centre comprises the following non-operating units – Group and Corporate Finance, Corporate Development, People & Culture, Risk Management, Nautilus Insurance, Technology, Office of the CEO, and Group eliminations.

Year to 30 September 2004

The Corporate Centre deficit for the September 2004 year of $117 million compared with $65 million in 2003 has been primarily impacted by:

•                  growth in operating costs (including software amortisation) for the ISI program;

•                  higher compliance-related costs, for activities such as Sarbanes-Oxley, SEC voluntary document request, taxation-related matters; and

•                  additional costs associated with the expansion of the risk management and technology functions.

Half year to 30 September 2004

The reduction in the Corporate Centre deficit for the half has primarily been impacted by:

•                  timing difference associated with Basel II and IFRS as full year costs were recharged to the operating divisions in the September half; and

•                  $22 million (after tax) write-off of development work associated with the Integrated Systems Implementation (ISI) program in the March 2004 half; offset by

•                  growth in operating costs for the ISI program and compliance-related costs.

SECTION 6

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements. For the Group’s financial statements refer to the Appendix 4E filed with the ASX.

1.	Performance Summary by Division	59
2.	Net Interest Income	63
3.	Net Interest Margins & Spreads	64
4.	Average Balance Sheet & Related Interest	67
5.	Gross Loans & Advances	72
6.	Net Life Insurance Income	75
7.	Revenue	76
8.	Expenses	78
9.	Full Time Equivalent Employees	80
10.	Doubtful Debts	81
11.	Asset Quality	82
12.	Income Tax Reconciliation	84
13.	Significant Items	86
14.	Exchange Rates	87
15.	Capital Adequacy	89
16.	Cash Earnings per Share	92
17.	Risk Management	93
18.	International Financial Reporting Standards	95

Detailed Financial Information - Note 1: Performance Summary by Division

1. PERFORMANCE SUMMARY BY DIVISION

Year to 30 September 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	3,552	2,133	700	678	(4)	7,059	132	—	7,191
Net life insurance income (3)	6	—	—	—	—	—	—	1,012	—	1,012
Other operating income (4)	7	1,993	837	326	1,048	(67)	4,137	835	(141)	4,831
Net operating income		5,545	2,970	1,026	1,726	(71)	11,196	1,979	(141)	13,034
Operating expenses (5)	8	(2,655)	(1,890)	(516)	(858)	(137)	(6,056)	(897)	141	(6,812)
Underlying profit		2,890	1,080	510	868	(208)	5,140	1,082	—	6,222
Charge to provide for doubtful debts	10	(204)	(224)	(17)	(112)	—	(557)	(2)	—	(559)
Cash earnings before tax		2,686	856	493	756	(208)	4,583	1,080	—	5,663
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(301)	—	(301)
Income tax (expense)/benefit - other	12	(810)	(258)	(164)	(129)	26	(1,335)	(5)	—	(1,340)
Cash earnings before significant items, distributions and outside equity interest		1,876	598	329	627	(182)	3,248	774	—	4,022
Wealth Management revaluation profit after tax		—	—	—	—	—	—	16	—	16
Goodwill amortisation		(8)	(62)	(1)	—	(32)	(103)	—	—	(103)
Net profit/(loss) before significant items		1,868	536	328	627	(214)	3,145	790	—	3,935
Significant items after tax	13	(119)	(83)	(23)	(296)	192	(329)	(55)	—	(384)
Net profit		1,749	453	305	331	(22)	2,816	735	—	3,551
Net profit attributable to outside equity interest		—	—	—	(9)	—	(9)	(365)	—	(374)
Net profit/(loss) attributable to members of the Company		1,749	453	305	322	(22)	2,807	370	—	3,177
Distributions										(187)
Earnings attributable to ordinary shareholders										2,990

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Year to 30 September 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	3,519	2,327	651	848	(43)	7,302	117	—	7,419
Net life insurance income (3)	6	—	—	—	—	—	—	444	—	444
Other operating income (4)	7	1,950	938	329	1,102	75	4,394	733	(117)	5,010
Net operating income		5,469	3,265	980	1,950	32	11,696	1,294	(117)	12,873
Operating expenses (5)	8	(2,502)	(1,719)	(493)	(755)	(196)	(5,665)	(806)	117	(6,354)
Underlying profit		2,967	1,546	487	1,195	(164)	6,031	488	—	6,519
Charge to provide for doubtful debts	10	(298)	(247)	(21)	(70)	4	(632)	(1)	—	(633)
Cash earnings before tax		2,669	1,299	466	1,125	(160)	5,399	487	—	5,886
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(126)	—	(126)
Income tax (expense)/benefit - other	12	(798)	(402)	(155)	(239)	82	(1,512)	(3)	—	(1,515)
Cash earnings before significant items, distributions and outside equity interest		1,871	897	311	886	(78)	3,887	358	—	4,245
Wealth Management revaluation loss after tax		—	—	—	—	—	—	(200)	—	(200)
Goodwill amortisation		(3)	(62)	(1)	—	(32)	(98)	—	—	(98)
Net profit/(loss) before significant items		1,868	835	310	886	(110)	3,789	158	—	3,947
Significant items after tax	13	—	—	—	—	—	—	—	—	—
Net profit/(loss)		1,868	835	310	886	(110)	3,789	158	—	3,947
Net (profit)/loss attributable to outside equity interest		—	—	—	(9)	1	(8)	16	—	8
Net profit/(loss) attributable to members of the Company		1,868	835	310	877	(109)	3,781	174	—	3,955
Distributions										(183)
Earnings attributable to ordinary shareholders										3,772

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Half Year to 30 September 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	1,753	1,090	365	307	25	3,540	66	—	3,606
Net life insurance income (3)	6	—	—	—	—	—	—	557	—	557
Other operating income (4)	7	1,004	427	166	452	(22)	2,027	423	(75)	2,375
Net operating income		2,757	1,517	531	759	3	5,567	1,046	(75)	6,538
Operating expenses (5)	8	(1,401)	(995)	(270)	(458)	(66)	(3,190)	(461)	75	(3,576)
Underlying profit		1,356	522	261	301	(63)	2,377	585	—	2,962
Charge to provide for doubtful debts	10	(99)	(124)	(5)	(24)	—	(252)	(2)	—	(254)
Cash earnings before tax		1,257	398	256	277	(63)	2,125	583	—	2,708
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(88)	—	(88)
Income tax (expense)/benefit - other	12	(380)	(108)	(85)	(30)	(2)	(605)	—	—	(605)
Cash earnings before significant items, distributions and outside equity interest		877	290	171	247	(65)	1,520	495	—	2,015
Wealth Management revaluation loss after tax		—	—	—	—	—	—	(132)	—	(132)
Goodwill amortisation		(2)	(31)	—	—	(17)	(50)	—	—	(50)
Net profit/(loss) before significant items		875	259	171	247	(82)	1,470	363	—	1,833
Significant items after tax	13	(119)	(83)	(23)	(44)	(187)	(456)	(55)	—	(511)
Net profit/(loss)		756	176	148	203	(269)	1,014	308	—	1,322
Net profit attributable to outside equity interest		—	—	—	(4)	—	(4)	(307)	—	(311)
Net profit/(loss) attributable to members of the Company		756	176	148	199	(269)	1,010	1	—	1,011
Distributions										(93)
Earnings attributable to ordinary shareholders										918

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Half Year to 31 March 2004	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2	1,799	1,043	335	371	(29)	3,519	66	—	3,585
Net life insurance income (3)	6	—	—	—	—	—	—	455	—	455
Other operating income (4)	7	989	410	160	596	(45)	2,110	412	(66)	2,456
Net operating income		2,788	1,453	495	967	(74)	5,629	933	(66)	6,496
Operating expenses (5)	8	(1,254)	(895)	(246)	(400)	(71)	(2,866)	(436)	66	(3,236)
Underlying profit		1,534	558	249	567	(145)	2,763	497	—	3,260
Charge to provide for doubtful debts	10	(105)	(100)	(12)	(88)	—	(305)	—	—	(305)
Cash earnings before tax		1,429	458	237	479	(145)	2,458	497	—	2,955
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(213)	—	(213)
Income tax (expense)/benefit - other	12	(430)	(150)	(79)	(99)	28	(730)	(5)	—	(735)
Cash earnings before significant items, distributions and outside equity interest		999	308	158	380	(117)	1,728	279	—	2,007
Wealth Management revaluation profit after tax		—	—	—	—	—	—	148	—	148
Goodwill amortisation		(6)	(31)	(1)	—	(15)	(53)	—	—	(53)
Net profit/(loss) before significant items		993	277	157	380	(132)	1,675	427	—	2,102
Significant items after tax	13	—	—	—	(252)	379	127	—	—	127
Net profit		993	277	157	128	247	1,802	427	—	2,229
Net profit attributable to outside equity interest		—	—	—	(5)	—	(5)	(58)	—	(63)
Net profit attributable to members of the Company		993	277	157	123	247	1,797	369	—	2,166
Distributions										(94)
Earnings attributable to ordinary shareholders										2,072

(1)       Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)       Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)       Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.

(4)       Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)       Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only). It includes pension expenses.

Detailed Financial Information - Note 2: Net Interest Income

2. NET INTEREST INCOME

	Note	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
		Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Group
Interest income
Loans to customers		8,290	7,589	9.2	15,879	14,425	10.1
Other		1,286	1,485	(13.4)	2,771	2,597	6.7
Total interest income	7	9,576	9,074	5.5	18,650	17,022	9.6
Interest expense
Deposits and other borrowings		(4,435)	(4,237)	(4.7)	(8,672)	(6,809)	(27.4)
Other		(1,535)	(1,252)	(22.6)	(2,787)	(2,794)	0.3
Total interest expense	8	(5,970)	(5,489)	(8.8)	(11,459)	(9,603)	(19.3)
Net interest income		3,606	3,585	0.6	7,191	7,419	(3.1)

By Division
Financial Services Australia		1,753	1,799	(2.6)	3,552	3,519	0.9
Financial Services Europe		1,090	1,043	4.5	2,133	2,327	(8.3)
Financial Services New Zealand		365	335	9.0	700	651	7.5
Retail Banking		3,208	3,177	1.0	6,385	6,497	(1.7)
Corporate & Institutional Banking		307	371	(17.3)	678	848	(20.0)
Other (incl. Group Funding & Corporate Centre)		25	(29)	large	(4)	(43)	90.7
Total Banking		3,540	3,519	0.6	7,059	7,302	(3.3)
Wealth Management		66	66	—	132	117	12.8
Net interest income		3,606	3,585	0.6	7,191	7,419	(3.1)

Detailed Financial Information - Note 3: Net Interest Margins & Spreads

3. NET INTEREST MARGINS & SPREADS

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	%	%	basis pts	%	%	basis pts
Group
Gross interest spread (1)	1.95	1.98	(0.03)	1.96	2.21	(0.25)
Interest forgone on impaired assets	(0.03)	(0.03)	—	(0.02)	(0.03)	0.01
Net interest spread (2)	1.92	1.95	(0.03)	1.94	2.18	(0.24)
Benefit of net free liabilities, provisions and equity	0.37	0.45	(0.08)	0.41	0.35	0.06
Net interest margin (3)	2.29	2.40	(0.11)	2.35	2.53	(0.18)

By Region
Australia (4)
Gross interest spread (1)	1.77	2.01	(0.24)	1.89	2.37	(0.48)
Interest forgone on impaired assets	(0.03)	(0.02)	(0.01)	(0.02)	(0.04)	0.02
Net interest spread (2)	1.74	1.99	(0.25)	1.87	2.33	(0.46)
Benefit of net free liabilities, provisions and equity	0.38	0.31	0.07	0.34	0.18	0.16
Net interest margin (3)	2.12	2.30	(0.18)	2.21	2.51	(0.30)

Europe (4)
Gross interest spread (1)	2.01	1.94	0.07	1.97	2.07	(0.10)
Interest forgone on impaired assets	(0.02)	(0.02)	—	(0.01)	(0.02)	0.01
Net interest spread (2)	1.99	1.92	0.07	1.96	2.05	(0.09)
Benefit of net free liabilities, provisions and equity	0.53	0.61	(0.08)	0.57	0.50	0.07
Net interest margin (3)	2.52	2.53	(0.01)	2.53	2.55	(0.02)

Other International (4)
Gross interest spread (1)	2.03	1.68	0.35	1.85	1.55	0.30
Interest forgone on impaired assets	—	(0.02)	0.02	(0.01)	(0.02)	0.01
Net interest spread (2)	2.03	1.66	0.37	1.84	1.53	0.31
Benefit of net free liabilities, provisions and equity	(0.20)	0.06	(0.26)	(0.06)	0.23	(0.29)
Net interest margin (3)	1.83	1.72	0.11	1.78	1.76	0.02

(1)       Gross interest spread represents the difference between the average interest rate earned (inclusive of interest forgone on impaired assets) and the average interest rate incurred on funds.

(2)       Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)       Net interest margin is net interest income as a percentage of average interest-earning assets.

(4)       Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

Reconciliation of divisional margins to Group margin	Interest earning assets ($bn) (1)						Net interest income ($m)
	Year to Sep 04		Year to Sep 03		Variance		Year to Sep 04		Year to Sep 03		Variance
	$bn	Mix %	$bn	Mix %	$bn	%	$m	Mix %	$m	Mix %	$m	%
Financial Services Australia	126.3	41	112.1	38	14.2	13	3,552	49	3,519	48	33	1
Financial Services Europe	52.8	17	54.2	19	(1.4)	(3)	2,133	30	2,327	31	(194)	(8)
Financial Services New Zealand	27.0	9	24.0	8	3.0	13	700	10	651	9	49	8
Retail Banking	206.1	67	190.3	65	15.8	8	6,385	89	6,497	88	(112)	(2)
Corporate & Institutional Banking	134.4	44	136.4	46	(2.0)	(1)	678	9	848	11	(170)	(20)
Other (2)	(34.0)	(11)	(33.4)	(11)	(0.6)	(2)	128	2	74	1	54	73
Group	306.5	100	293.3	100	13.2	5	7,191	100	7,419	100	(228)	(3)

Reconciliation of divisional	Net interest margin				Contribution to Group margin (3)
margins to Group margin	Sep 04	Sep 03	Variance		Sep 04	Sep 03	Variance
Financial Services Australia	2.81%	3.14%	(33bp	)	1.16%	1.20%	(4bp	)
Financial Services Europe	4.03%	4.30%	(27bp	)	0.69%	0.79%	(10bp	)
Financial Services New Zealand	2.58%	2.71%	(13bp	)	0.23%	0.22%	1bp
Retail Banking	3.09%	3.42%	(33bp	)	2.08%	2.21%	(13bp	)
Corporate & Institutional Banking	0.50%	0.62%	(12bp	)	0.23%	0.29%	(6bp	)
Other	(0.38)%	(0.22)%	(16bp	)	0.04%	0.03%	1bp
Group					2.35%	2.53%	(18bp	)

(1)       Interest-earning assets include intercompany balances.

(2)       Other includes Wealth Management, Group Funding, Corporate Centre and Inter-divisional eliminations.

(3)       Divisional net interest margin multiplied by % share of Group average interest-earning assets.

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
By Division	Sep 04	Mar 04		Sep 04	Sep 03
	%	%	Basis pts	%	%	Basis pts
Net interest margin
Financial Services Australia	2.71	2.91	(0.20)	2.81	3.14	(0.33)
Financial Services Europe	3.92	4.16	(0.24)	4.03	4.30	(0.27)
Financial Services New Zealand	2.60	2.56	0.04	2.58	2.71	(0.13)
Corporate & Institutional Banking	0.45	0.56	(0.11)	0.50	0.62	(0.12)
Net interest spread
Financial Services Australia	2.16	2.39	(0.23)	2.28	2.68	(0.40)
Financial Services Europe	3.40	3.69	(0.29)	3.54	3.82	(0.28)
Financial Services New Zealand	2.76	2.78	(0.02)	2.77	3.00	(0.23)

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

4. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe. Non-accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest-earning assets
Due from other financial institutions
Australia	7,801	336	4.31	8,022	349	4.35
Europe	14,111	414	2.93	19,944	668	3.35
Other International	2,272	48	2.11	3,264	76	2.33
Regulatory deposits
Europe	160	2	1.25	140	2	1.43
Other International	68	—	—	71	—	—
Marketable debt securities (1)
Australia	21,276	1,152	5.41	16,433	803	4.89
Europe	8,561	352	4.11	9,622	394	4.09
Other International	6,111	174	2.85	8,444	254	3.01
Loans and advances (2)
Australia	143,102	9,952	6.95	125,641	8,528	6.79
Europe	61,712	3,590	5.82	61,826	3,636	5.88
Other International	35,721	2,337	6.54	35,038	2,261	6.45
Other interest-earning assets (3)
Australia	892	118	n/a	1,129	(102)	n/a
Europe	3,044	87	n/a	2,126	109	n/a
Other International	1,669	88	n/a	1,618	44	n/a
Intragroup loans (4)
Europe	7,963	290	3.64	8,719	374	4.29
Other International	7,659	125	1.63	9,357	248	2.65
Average interest-earning assets and interest income incl. intragroup loans by:
Australia	173,071	11,558	6.68	151,225	9,578	6.33
Europe	95,551	4,735	4.96	102,377	5,183	5.06
Other International	53,500	2,772	5.18	57,792	2,883	4.99
Total average interest-earning assets and interest income incl. intragroup loans	322,122	19,065	5.92	311,394	17,644	5.67

Average assets and interest income

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(15,622)	(415)	2.66	(18,076)	(622)	3.44
Total average interest-earning assets by:
Australia	173,071	11,558	6.68	151,225	9,578	6.33
Europe	87,588	4,445	5.07	93,658	4,809	5.13
Other International	45,841	2,647	5.77	48,435	2,635	5.44
Total average interest-earning assets	306,500	18,650	6.08	293,318	17,022	5.80
Non-interest-earning assets
Investments relating to life insurance business (5)
Australia	34,809			31,246
Europe	61			291
Other International	248			199
Acceptances
Australia	18,257			21,346
Europe	50			122
Other International	2			13
Property, plant and equipment
Australia	1,343			1,362
Europe	716			746
Other International	103			119
Other assets (6)
Australia	24,915			22,454
Europe	15,418			18,120
Other International	5,848			7,269
Total average non-interest-earning assets by:
Australia	79,324			76,408
Europe	16,245			19,279
Other International	6,201			7,600
Total average non-interest-earning assets	101,770			103,287
Provision for doubtful debts
Australia	(1,190)			(1,200)
Europe	(810)			(767)
Other International	(264)			(289)
Total average assets by:
Australia	251,205			226,433
Europe	103,023			112,170
Other International	51,778			55,746
Total average assets	406,006			394,349

Percentage of total average assets applicable to international operations	38.1%			42.6%

Average liabilities and interest expense

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest-bearing liabilities
Term deposits and certificates of deposit (1) (7) (8)
Australia	46,076	2,330	5.06	38,335	1,652	4.31
Europe	27,608	917	3.32	30,097	952	3.16
Other International	23,114	900	3.89	21,105	863	4.09
Savings (short-term) deposits (7)
Australia	8,079	371	4.59	8,010	337	4.21
Europe	13,332	274	2.06	14,347	289	2.01
Other International	3,707	122	3.29	3,243	107	3.30
Other on-demand deposits (7)
Australia	37,905	1,172	3.09	36,290	1,041	2.87
Europe	13,763	229	1.66	14,081	221	1.57
Other International	7,305	112	1.53	7,730	118	1.53
Government and Official Institutions
Australia	907	41	4.52	894	36	4.03
Other International	1,175	13	1.11	1,948	23	1.18
Due to other financial institutions
Australia	13,096	612	4.67	13,182	548	4.16
Europe	20,537	770	3.75	25,426	980	3.85
Other International	12,131	205	1.69	14,764	314	2.13
Short-term borrowings (7)
Australia	12,534	536	4.28	6,665	315	4.73
Europe	669	16	2.39	45	2	4.44
Other International	5,818	74	1.27	4,125	48	1.16
Long-term borrowings
Australia	26,051	1,013	3.89	22,143	791	3.57
Other International	1,208	64	5.30	577	25	4.33
Other interest-bearing liabilities
Australia	95	1,231	n/a	835	424	n/a
Europe	7	4	n/a	2	1	n/a
Other International	76	330	n/a	1	371	n/a
Loan Capital
Australia	344	15	4.36	399	20	5.01
Europe	1,305	108	8.28	1,246	125	10.03
Intragroup loans (4)
Australia	15,622	415	2.66	18,076	622	3.44
Average interest-bearing liabilities and interest expense incl. intragroup loans by:
Australia	160,709	7,736	4.81	144,829	5,786	4.00
Europe	77,221	2,318	3.00	85,244	2,570	3.01
Other International	54,534	1,820	3.34	53,493	1,869	3.49
Total average interest-bearing liabilities and interest expense incl. intragroup loans	292,464	11,874	4.06	283,566	10,225	3.61

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(15,622)	(415)	2.66	(18,076)	(622)	3.44
Total average interest-bearing liabilities and interest expense by:
Australia	145,087	7,321	5.05	126,753	5,164	4.07
Europe	77,221	2,318	3.00	85,244	2,570	3.01
Other International	54,534	1,820	3.34	53,493	1,869	3.49
Total average interest-bearing liabilities and interest expense	276,842	11,459	4.14	265,490	9,603	3.62
Non-interest-bearing liabilities
Deposits not bearing interest
Australia	5,936			5,215
Europe	5,858			5,776
Other International	1,102			1,273
Liability on acceptances
Australia	18,257			21,346
Europe	50			122
Other International	2			13
Life insurance policy liabilities (5)
Australia	33,014			30,782
Europe	40			220
Other International	364			310
Other liabilities (6)
Australia	15,369			16,485
Europe	16,865			18,060
Other International	4,505			5,146
Total average non-interest-bearing liabilities by:
Australia	72,576			73,828
Europe	22,813			24,178
Other International	5,973			6,742
Total average non-interest-bearing liabilities	101,362			104,748

Equity

	Year ended Sep 04			Year ended Sep 03
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Equity
Ordinary shares	6,305			6,559
Preference share capital	227			730
Trust Preferred Securities	975			5
National Income Securities	1,945			1,945
Contributed equity	9,452			9,239
Reserves	1,079			1,285
Retained profits	13,957			12,735
Parent entity interest	24,488			23,259
Outside equity interest in controlled entities	3,314			852
Equity	27,802			24,111

Total liabilities and equity	406,006			394,349

Percentage of total average liabilities applicable to international operations	42.4%			45.8%

(1)       Interest income associated with NAB-issued certificates of deposit repurchased by the Group has been reclassified from marketable debt securities to term deposits and certificates of deposit. For the September 2003 year, an amount of $78 million was reclassified.

(2)       Includes non-accrual loans.

(3)       Includes interest on derivatives and escrow deposits.

(4)       The calculations for Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

(5)       Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

(6)       To ensure consistent classification across notes to the financial statements, the gross up of trading derivatives for Europe and Other International has been revised. For the September 2003 year, these gross up amounts are $9,934 million (Europe) and $2,154 million (Other International) respectively.

(7)       To ensure consistent classification across notes to the financial statements, some amounts were reclassified within categories of deposits and other borrowings. For the September 2003 year, an amount of $12,238 million was reclassified from term deposits and certificates of deposit to savings (short-term) deposits $908 million, other demand deposits $5,110 million and short-term borrowings $6,220 million. Associated interest expense was also reclassified.

(8)       The sum of term deposits and certificates of deposit equate to time deposits.

Detailed Financial Information - Note 5: Gross Loans & Advances

5. GROSS LOANS & ADVANCES

		As at			Fav / (Unfav) Change on
		Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
		$m	$m	$m	%	%
By region
Australia		148,407	144,075	136,099	3.0	9.0
Europe		66,010	59,290	59,227	11.3	11.5
New Zealand		32,098	28,994	27,699	10.7	15.9
United States		2,522	2,685	3,367	(6.1)	(25.1)
Asia		3,341	3,056	3,516	9.3	(5.0)
Total gross loans and advances		252,378	238,100	229,908	6.0	9.8
Securitised loans		2,788	426	585	large	large

By product
Housing		125,773	118,866	111,487	5.8	12.8
Term lending		78,890	75,258	74,230	4.8	6.3
Overdrafts		18,763	16,656	17,205	12.7	9.1
Leasing		16,027	15,288	14,977	4.8	7.0
Credit cards		6,876	6,645	6,609	3.5	4.0
Other		6,049	5,387	5,400	12.3	12.0
Total gross loans and advances		252,378	238,100	229,908	6.0	9.8

	As at Sep 04
	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Housing	91,259	19,576	14,328	—	610	125,773
Term lending	37,970	22,160	13,987	2,522	2,251	78,890
Overdrafts	4,442	13,168	1,153	—	—	18,763
Leasing	8,164	7,814	24	—	25	16,027
Credit cards	4,030	1,851	995	—	—	6,876
Other	2,542	1,441	1,611	—	455	6,049
Total gross loans and advances	148,407	66,010	32,098	2,522	3,341	252,378

	Increase / (Decrease) from Mar 04
Movement from March 2004 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing	2.7	9.1	8.9	—	—	4.3
Term lending	3.5	0.1	2.4	(11.5)	8.4	1.9
Overdrafts	(3.2)	15.4	(4.4)	—	—	9.1
Leasing	4.1	1.4	4.3	—	(10.7)	2.7
Credit cards	1.4	2.9	(2.0)	—	—	1.3
Other	18.8	64.4	(21.5)	—	(12.8)	8.2
Total gross loans and advances	3.0	6.7	3.1	(11.5)	3.2	3.8

	Increase / (Decrease) from Sep 03
Movement from September 2003 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing	9.9	15.5	17.9	—	14.2	11.6
Term lending	9.9	0.5	5.6	(21.3)	(1.7)	4.7
Overdrafts	(7.7)	13.8	(1.9)	—	—	6.8
Leasing	7.5	4.1	(17.2)	—	(13.8)	5.7
Credit cards	4.7	(2.3)	2.2	—	—	2.3
Other	12.0	large	(24.0)	—	(8.3)	9.2
Total gross loans and advances	9.0	8.9	8.1	(21.3)	(0.2)	8.3

By Division	FSA	FSE	FSNZ	CIB	WM	Other (1)	Total Group
	$m	$m	$m	$m	$m	$m	$m
As at 30 September 2004

Housing lending	88,428	19,576	14,299	639	5,619	(2,788)	125,773
Non-housing lending	41,498	31,395	11,647	39,721	2,403	(59)	126,605
Total gross loans and advances	129,926	50,971	25,946	40,360	8,022	(2,847)	252,378

As at 31 March 2004

Housing lending	84,319	17,184	12,236	601	4,952	(426)	118,866
Non-housing lending	41,335	29,218	10,584	37,122	2,211	(1,236)	119,234
Total gross loans and advances	125,654	46,402	22,820	37,723	7,163	(1,662)	238,100

As at 30 September 2003

Housing lending	79,062	16,570	11,309	590	4,541	(585)	111,487
Non-housing lending	39,277	29,287	10,178	38,072	2,000	(393)	118,421
Total gross loans and advances	118,339	45,857	21,487	38,662	6,541	(978)	229,908

(1)     Other housing lending includes securitised loans. Other non-housing lending includes Group Funding, Corporate Centre and intra-group elimination entries.

Detailed Financial Information - Note 6: Net Life Insurance Income

6. NET LIFE INSURANCE INCOME

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Premium and related revenue	549	456	20.4	1,005	949	5.9
Investment revenue	2,415	2,427	(0.5)	4,842	2,759	75.5
Life insurance income	2,964	2,883	2.8	5,847	3,708	57.7

Claims expense	(345)	(357)	3.4	(702)	(958)	26.7
Change in policy liabilities	(1,665)	(1,703)	2.2	(3,368)	(1,518)	large
Policy acquisition and maintenance expense	(377)	(346)	(9.0)	(723)	(713)	(1.4)
Investment management fees	(20)	(22)	9.1	(42)	(75)	44.0
Life insurance expenses	(2,407)	(2,428)	0.9	(4,835)	(3,264)	(48.1)

Net life insurance income	557	455	22.4	1,012	444	large

Interest expense - life insurance funds	(7)	(10)	30.0	(17)	(20)	15.0

Profit of life insurance funds before income tax	550	445	23.6	995	424	large

Income tax expense - life insurance funds	(88)	(213)	58.7	(301)	(126)	large

Net profit of life insurance funds before outside equity interest	462	232	99.1	694	298	large
Net (profit)/ loss attributable to outside equity interest	(307)	(58)	large	(365)	16	large

Net profit of life insurance funds after outside equity interest	155	174	(10.9)	329	314	4.8

Sources of Operating Profit from Life Companies life insurance funds

Life company - planned profit margins	124	127	(2.4)	251	240	4.6
Life company - experience profit/(loss)	4	3	33.3	7	6	16.7
Capitalised losses	—	—	—	—	10	large
Life company operating margins (1)	128	130	(1.5)	258	256	0.8
Investment earnings on shareholders’ retained profits and capital from life businesses	27	44	(38.6)	71	58	22.4
Net profit of life insurance funds after outside equity interest (2)	155	174	(10.9)	329	314	4.8

(1)       Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

(2)       Net profit after outside equity interest of life companies life insurance funds differs to operating profit after tax and outside equity interest on page 46 as it excludes NAFiM investor compensation and associated costs, strategic investment expenditure, and operating profits from the non-life businesses.

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group. Refer to note 54 of the Group’s annual financial report 2004 for further details.

Detailed Financial Information - Note 7: Revenue

7. REVENUE

		Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Note	Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Interest income	2	9,576	9,074	5.5	18,650	17,022	9.6

Premium and related revenue		549	456	20.4	1,005	949	5.9
Investment revenue		2,415	2,427	(0.5)	4,842	2,759	75.5
Life insurance income	6	2,964	2,883	2.8	5,847	3,708	57.7

Wealth Management other operating income		423	412	2.7	835	733	13.9
Revaluation profit/(loss)		(144)	7	large	(137)	(160)	14.4
Wealth Management total income(1)		279	419	(33.4)	698	573	21.8

Total Banking other operating income
Dividends received		1	22	(95.5)	23	39	(41.0)
Profit on sale of property, plant and equipment and other assets		8	6	33.3	14	36	(61.1)
Loan fees from banking		713	720	(1.0)	1,433	1,427	0.4
Money transfer fees		493	486	1.4	979	1,023	(4.3)
Trading income (before significant items)		235	340	(30.9)	575	625	(8.0)
Foreign exchange income		2	(4)	large	(2)	12	large
Fees and commissions		381	367	3.8	748	757	(1.2)
Fleet service fees		59	49	20.4	108	85	27.1
Other income		135	124	8.9	259	390	(33.6)
Total Banking other operating income		2,027	2,110	(3.9)	4,137	4,394	(5.8)

Eliminations		(75)	(66)	(13.6)	(141)	(117)	(20.5)

Banking other operating income net of eliminations		1,952	2,044	(4.5)	3,996	4,277	(6.6)
Total revenue before significant items		14,771	14,420	2.4	29,191	25,580	14.1
Significant revenue
Proceeds from the sale of strategic shareholdings	13	—	993	large	993	—	large
Total revenue from ordinary activities		14,771	15,413	(4.2)	30,184	25,580	18.0

(1)       Wealth Management total income excludes life insurance income. Refer to note 6 for further details.

Other operating income (before revaluation profit/(loss) and significant income) by Division

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Financial Services Australia	1,004	989	1.5	1,993	1,950	2.2
Financial Services Europe	427	410	4.1	837	938	(10.8)
Financial Services New Zealand	166	160	3.8	326	329	(0.9)
Retail Banking	1,597	1,559	2.4	3,156	3,217	(1.9)
Corporate & Institutional Banking	452	596	(24.2)	1,048	1,102	(4.9)
Other (incl. Group Funding & Corporate Centre)	(22)	(45)	51.1	(67)	75	large
Total Banking	2,027	2,110	(3.9)	4,137	4,394	(5.8)
Wealth Management	423	412	2.7	835	733	13.9
Eliminations	(75)	(66)	(13.6)	(141)	(117)	(20.5)
Other operating income	2,375	2,456	(3.3)	4,831	5,010	(3.6)

Detailed Financial Information - Note 8: Expenses

8. EXPENSES

		Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Note	Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Interest expense	2	5,970	5,489	(8.8)	11,459	9,603	(19.3)
Claims expense		345	357	3.4	702	958	26.7
Change in policy liabilities		1,665	1,703	2.2	3,368	1,518	large
Policy acquisition and maintenance expense		377	346	(9.0)	723	713	(1.4)
Investment management fees		20	22	9.1	42	75	44.0
Life insurance expenses	6	2,407	2,428	0.9	4,835	3,264	(48.1)

Wealth Management other operating expenses (1)		461	436	(5.7)	897	806	(11.3)

Total Banking other operating expenses
Personnel expenses
Salaries and related on costs		1,311	1,262	(3.9)	2,573	2,538	(1.4)
Superannuation		136	136	—	272	207	(31.4)
Other		168	133	(26.3)	301	235	(28.1)
		1,615	1,531	(5.5)	3,146	2,980	(5.6)

Occupancy expenses
Rental on operating leases		137	124	(10.5)	261	257	(1.6)
Depreciation and amortisation		36	33	(9.1)	69	65	(6.2)
Other		135	121	(11.6)	256	210	(21.9)
		308	278	(10.8)	586	532	(10.2)

General expenses
Advertising and marketing		122	94	(29.8)	216	161	(34.2)
Non-lending losses		31	47	34.0	78	65	(20.0)
Communications, postage and stationery		199	182	(9.3)	381	379	(0.5)
Depreciation and amortisation		174	159	(9.4)	333	310	(7.4)
Fees and commissions		54	48	(12.5)	102	84	(21.4)
Computer equipment and software		121	139	12.9	260	277	6.1
Rental on operating leases		36	36	—	72	61	(18.0)
Professional fees		203	121	(67.8)	324	277	(17.0)
Travel		34	30	(13.3)	64	63	(1.6)
Freight and cartage		40	37	(8.1)	77	68	(13.2)
Operational (bank & bureau) charges		39	39	—	78	88	11.4
Other expenses		214	125	(71.2)	339	320	(5.9)
		1,267	1,057	(19.9)	2,324	2,153	(7.9)

Total Banking other operating expenses		3,190	2,866	(11.3)	6,056	5,665	(6.9)
Eliminations		(75)	(66)	13.6	(141)	(117)	20.5

Banking other operating expenses net of eliminations		3,115	2,800	(11.3)	5,915	5,548	(6.6)
Other operating expenses		3,576	3,236	(10.5)	6,812	6,354	(7.2)
Total operating expenses before significant items, goodwill and charge to provide for doubtful debts		11,953	11,153	(7.2)	23,106	19,221	(20.2)

(1)       Wealth Management other operating expenses excludes life insurance expenses. Refer to note 6 for further details.

		Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Note	Sep 04	Mar 04		Sep 04	Sep 03
		$m	$m	%	$m	$m	%
Significant expenses
Cost of sale of strategic shareholdings	13	—	678	large	678	—	large
Foreign currency options trading losses	13	—	360	large	360	—	large
Reversal of HomeSide non-lending loss provision	13	—	(64)	large	(64)	—	large
Write-down of impaired application software	13	409	—	large	409	—	large
Total significant expenses		409	974	58.0	1,383	—	large

Total operating expenses before goodwill and charge to provide for doubtful debts		12,362	12,127	(1.9)	24,489	19,221	(27.4)

Amortisation of goodwill		50	53	5.7	103	98	(5.1)
Charge to provide for doubtful debts - ordinary	10	254	305	16.7	559	633	11.7
Charge to provide for doubtful debts - significant	13	292	—	large	292	—	large

Total operating expenses after significant items		12,958	12,485	(3.8)	25,443	19,952	(27.5)

Operating expenses (before goodwill, significant expenses and charge to provide for doubtful debts) by Division

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Financial Services Australia	1,401	1,254	(11.7)	2,655	2,502	(6.1)
Financial Services Europe	995	895	(11.2)	1,890	1,719	(9.9)
Financial Services New Zealand	270	246	(9.8)	516	493	(4.7)
Retail Banking	2,666	2,395	(11.3)	5,061	4,714	(7.4)
Corporate & Institutional Banking	458	400	(14.5)	858	755	(13.6)
Other (incl. Group Funding & Corporate Centre)	66	71	7.0	137	196	30.1
Total Banking	3,190	2,866	(11.3)	6,056	5,665	(6.9)
Wealth Management	461	436	(5.7)	897	806	(11.3)
Eliminations	(75)	(66)	13.6	(141)	(117)	20.5
Other operating expenses	3,576	3,236	(10.5)	6,812	6,354	(7.2)

Restructuring expenses

During 2002 the Group recognised restructuring costs of $580 million ($412 million after tax) resulting from its Positioning for Growth (PfG) program and related restructuring activities.

	Redundancies	Occu- pancy	Other	Total
	$m	$m	$m	$m
Total 2002 expenditure/provision	327	68	185	580
Expenditure in 2002 year	(101)	(20)	(177)	(298)
Provision balance as at 30 September 2002	226	48	8	282
Foreign exchange impact	(16)	(3)	(1)	(20)
Expenditure in September 2003 year	(131)	(18)	(3)	(152)
Provision balance as at 30 September 2003	79	27	4	110
Foreign exchange impact	1	—	—	1
Expenditure in September 2004 year	(47)	(12)	(3)	(62)
Provision balance as at 30 September 2004	33	15	1	49

Detailed Financial Information - Note 9: Full Time Equivalent Employees

9. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
	No.	No.	No.	%	%
By Region
Australia	24,567	24,442	23,880	0.5	2.9
Europe	13,324	13,307	13,104	0.1	1.7
New Zealand	4,766	4,661	4,688	2.3	1.7
United States	141	140	136	0.7	3.7
Asia	719	732	732	(1.8)	(1.8)
Total full time equivalent employees (FTEs)	43,517	43,282	42,540	0.5	2.3

By Division

Financial Services Australia	17,514	17,663	17,233	(0.8)	1.6
Financial Services Europe	11,765	11,661	11,411	0.9	3.1
Financial Services New Zealand	4,324	4,238	4,257	2.0	1.6
Retail Banking	33,603	33,562	32,901	0.1	2.1
Corporate & Institutional Banking	2,832	2,720	2,624	4.1	7.9
Other (incl. Group Funding & Corporate Centre)	1,034	932	841	10.9	22.9
Total Banking	37,469	37,214	36,366	0.7	3.0
Wealth Management	6,048	6,068	6,174	(0.3)	(2.0)
Total full time equivalent employees (FTEs)	43,517	43,282	42,540	0.5	2.3

Average half year FTEs	43,515	42,986	43,064	1.2	1.0

(1)       Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

Detailed Financial Information - Note 10: Doubtful Debts

10. DOUBTFUL DEBTS

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Total charge for doubtful debts by Region
Australia	101	143	29.4	244	321	24.0
Europe	128	147	12.9	275	277	0.7
New Zealand	8	12	(33.3)	20	11	81.8
United States	15	4	large	19	34	44.1
Asia	2	(1)	large	1	(10)	large
Total charge to provide for doubtful debts before significant items	254	305	16.7	559	633	11.7
Significant charge to provide for doubtful debts
Revision of accounting estimate	292	—	large	292	—	large
Total charge to provide for doubtful debts	546	305	(79.0)	851	633	(34.4)

Total charge for doubtful debts by Division
Financial Services Australia	99	105	5.7	204	298	31.5
Financial Services Europe	124	100	(24.0)	224	247	9.3
Financial Services New Zealand	5	12	58.3	17	21	19.0
Retail Banking	228	217	(5.1)	445	566	21.4
Corporate & Institutional Banking	24	88	72.7	112	70	(60.0)
Other (incl. Group Funding & Corporate Centre)	—	—	—	—	(4)	large
Total Banking	252	305	17.4	557	632	11.9
Wealth Management	2	—	large	2	1	large
Total charge to provide for doubtful debts	254	305	16.7	559	633	11.7

Movement in provisions for doubtful debts

	Year to Sep 04			Year to Sep 03
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance	463	1,793	2,256	553	2,022	2,575
Transfer to/(from) specific/general provision	553	(553)	—	746	(746)	—
Bad debts recovered	199	—	199	217	—	217
Bad debts written off	(804)	—	(804)	(1,015)	—	(1,015)
Charge to profit and loss - ordinary	—	559	559	—	633	633
Charge to profit and loss - significant	—	292	292	—	—	—
Foreign currency translation and consolidation adjustments	1	25	26	(38)	(116)	(154)
Total provisions for doubtful debts	412	2,116	2,528	463	1,793	2,256

	Half Year to Sep 04			Half Year to Mar 04
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance	480	1,783	2,263	463	1,793	2,256
Transfer to/(from) specific/general provision	256	(256)	—	297	(297)	—
Bad debts recovered	99	—	99	100	—	100
Bad debts written off	(434)	—	(434)	(370)	—	(370)
Charge to profit and loss - ordinary	—	254	254	—	305	305
Charge to profit and loss - significant	—	292	292	—	—	—
Foreign currency translation and consolidation adjustments	11	43	54	(10)	(18)	(28)
Total provisions for doubtful debts	412	2,116	2,528	480	1,783	2,263

Detailed Financial Information - Note 11: Asset Quality

11. ASSET QUALITY

	As at			Change on
Summary of impaired assets	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
	$m	$m	$m	%	%
Gross non-accrual loans (1)	1,230	1,434	1,633	(14.2)	(24.7)
Gross restructured loans	41	—	—	large	large
Gross assets acquired through security enforcement	5	—	2	large	large
Gross impaired assets	1,276	1,434	1,635	(11.0)	(22.0)
Less: Specific provisions - non-accrual loans	(375)	(441)	(422)	(15.0)	(11.1)
Net impaired assets	901	993	1,213	(9.3)	(25.7)

(1)       As at 30 September 2001 through to 31 March 2004, a certain Australian exposure was classified as performing. However the classification of this exposure as non-accrual during this period is now considered more appropriate, and comparative information for these years has been restated to include the balance of this exposure including accrued interest of $263 million at 31 March 2004 and $254 million at 30 September 2003. During the half year to September 2004, $38 million of interest income previously recognised in relation to this exposure was reversed to the profit and loss account to reflect the revised asset quality classification.

Total impaired assets by region	As at Sep 04		As at Mar 04		As at Sep 03
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Australia	700	536	770	559	912	674
Europe	333	174	347	199	375	248
New Zealand	87	68	37	17	202	187
United States	155	123	277	218	145	104
Asia	1	—	3	—	1	—
Total impaired assets	1,276	901	1,434	993	1,635	1,213

Movement in gross impaired assets	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Balance at 31 March 2003	1,086	447	35	241	1	1,810
New	238	131	199	—	—	568
Written off	(289)	(156)	(3)	(35)	—	(483)
Returned to performing or repaid	(123)	(20)	(23)	(41)	—	(207)
Foreign currency translation adjustments	—	(27)	(6)	(20)	—	(53)
Balance at 30 September 2003	912	375	202	145	1	1,635
New	158	149	25	160	2	494
Written off	(189)	(34)	(1)	—	—	(224)
Returned to performing or repaid	(111)	(135)	(190)	(9)	—	(445)
Foreign currency translation adjustments	—	(8)	1	(19)	—	(26)
Balance at 31 March 2004	770	347	37	277	3	1,434
New	173	118	62	90	—	443
Written off	(188)	(52)	(14)	—	—	(254)
Returned to performing or repaid	(55)	(96)	(5)	(224)	(3)	(383)
Foreign currency translation adjustments	—	16	7	12	1	36
Gross impaired assets at 30 September 2004	700	333	87	155	1	1,276

Gross non-accrual loans to gross loans & acceptances - by region	As at
	Sep 04	Mar 04	Sep 03
	%	%	%
Australia	0.43	0.48	0.59
Europe	0.50	0.58	0.63
New Zealand	0.27	0.13	0.73
United States	4.32	10.32	4.31
Asia	0.03	0.10	0.03
Total gross non-accrual loans to gross loans & acceptances	0.46	0.57	0.65

Group provisioning coverage ratios

Net impaired assets to total equity (1)	3.5	4.1	5.0
Net impaired assets to total equity plus general provision (1)	3.2	3.8	4.6
Specific provision to gross impaired assets	32.3	33.5	28.3
General and specific provisions to gross impaired assets	198.1	157.8	138.0
General provision to risk-weighted assets	0.74	0.64	0.71

(1)       Total parent entity interest in equity.

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at			Change on
Memorandum disclosure	Sep 04	Mar 04	Sep 03	Mar 04	Sep 03
	$m	$m	$m	%	%
Accruing loans past due 90 days or more with adequate security (net) (2)	829	563	492	47.2	68.5
Accruing portfolio facilities past due 90 to 180 days (net)	26	28	23	(7.1)	13.0

90 days past due loans - by region (2)
Australia	766	517	436	48.2	75.7
Europe	43	33	41	30.3	4.9
New Zealand	18	11	15	63.6	20.0
Asia	2	2	—	—	large
Total 90 day past due loans (2)	829	563	492	47.2	68.5

(2)   The Group has revised its data collection procedures for establishing its 90 day past due exposures. This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’ and are in arrears 90 days or more. One large Australian 90 day past due exposure of $204 million was settled in October 2004.

Detailed Financial Information - Note 12: Income Tax Reconciliation

12. INCOME TAX RECONCILIATION

	Half Year to		Year to
Group	Sep 04	Mar 04	Sep 04	Sep 03
	$m	$m	$m	$m
Profit from ordinary activities before income tax expense
Australia	1,302	1,967	3,269	3,309
Overseas	511	961	1,472	2,319
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(550)	(445)	(995)	(424)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	1,263	2,483	3,746	5,204
Prima facie income tax at 30%	379	745	1,124	1,561
Add/(deduct) tax effect of permanent differences:
Assessable foreign income	13	13	26	26
Non-allowable depreciation on buildings	3	4	7	6
Rebate of tax on dividends, interest etc	(15)	(28)	(43)	(28)
Foreign tax rate differences	—	1	1	(4)
Amortisation of goodwill	15	16	31	29
Future income tax benefits no longer recognised	7	—	7	2
Under/(over) provision in prior year	(6)	(3)	(9)	(6)
Profit on sale of strategic shareholdings	—	(95)	(95)	—
Reversal of HomeSide non-lending loss provision	—	(19)	(19)	—
Write-down of impaired application software	22	—	22	—
Effect of reset tax values on entering tax consolidation - Wealth Management (1)	—	(150)	(150)	—
Interest expense on exchangeable capital units	17	16	33	—
Other	(32)	(14)	(46)	(31)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	403	486	889	1,555
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business	88	213	301	126
Total income tax expense	491	699	1,190	1,681
Effective tax rate excluding statutory funds attributable to the life insurance business	31.9%	19.6%	23.7%	29.9%

By Division
Financial Services Australia	380	430	810	798
Financial Services Europe	108	150	258	402
Financial Services New Zealand	85	79	164	155
Retail Banking	573	659	1,232	1,355
Corporate & Institutional Banking	30	99	129	239
Other (incl. Group Funding & Corporate Centre)	2	(28)	(26)	(82)
Total Banking	605	730	1,335	1,512
Wealth Management
Operating profit	88	218	306	129
Revaluation profit/(loss) - ordinary	(12)	9	(3)	40
Revaluation profit/(loss) - tax consolidations (1)	—	(150)	(150)	—
Total income tax expense before significant items	681	807	1,488	1,681
Significant items	(190)	(108)	(298)	—
Total income tax expense	491	699	1,190	1,681

(1)       Income tax benefit that has arisen due to the National’s election to consolidate for Australian income tax purposes. Refer to page 54 for further details.

Supplementary Income Tax Reconciliation Wealth Management	Half Year to		Year to
	Sep 04	Mar 04	Sep 04	Sep 03
	$m	$m	$m	$m
Operating profit before income tax
Australia	566	459	1,025	426
Overseas	17	38	55	61
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(550)	(445)	(995)	(424)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	33	52	85	63
Prima facie income tax at 30%	10	16	26	19

Add/(deduct) tax effect of permanent differences:
Foreign tax rate differences	—	—	—	1
Under/(over) provision in prior year	(5)	(3)	(8)	(3)
Other	(5)	(8)	(13)	(14)
Total income tax expense/(benefit) on operating profit excl. that attributable to the statutory funds of the life insurance business	—	5	5	3
Income tax attributable to the statutory funds of the life insurance business	88	213	301	126
Total income tax expense/(benefit) attributable to operating profit	88	218	306	129

Effective tax rate excluding statutory funds attributable to the life insurance business	—	9.6%	5.9%	4.8%

Banking operations
Cash earnings before significant items before income tax
Australia	1,330	1,488	2,818	3,047
Overseas	795	970	1,765	2,352
Total cash earnings before income tax	2,125	2,458	4,583	5,399
Prima facie income tax at 30%	638	737	1,375	1,620
Add/(deduct) tax effect of permanent differences:
Assessable foreign income	13	13	26	26
Non-allowable depreciation on buildings	3	4	7	6
Rebate of tax on dividends, interest etc	(15)	(28)	(43)	(28)
Foreign tax rate differences	—	1	1	(5)
Distributions outside the Group	—	(5)	(5)	(18)
Non-assessable branch income	(17)	(19)	(36)	(31)
Future income tax benefits no longer recognised	—	—	—	2
Over provision in prior year	(1)	—	(1)	(3)
Interest expense on exchangeable capital units	17	16	33	—
Other	(33)	11	(22)	(57)
Total income tax expense on cash earnings before significant items	605	730	1,335	1,512

Effective tax rate	28.5%	29.7%	29.1%	28.0%

Detailed Financial Information - Note 13: Significant Items

13. SIGNIFICANT ITEMS

	Half Year to		Fav / (Unfav) Change on Mar 04	Year to		Fav / (Unfav) Change on Sep 03
	Sep 04	Mar 04		Sep 04	Sep 03
	$m	$m	%	$m	$m	%
Disposal of strategic shareholdings
Proceeds from the sale of strategic shareholdings	—	993	large	993	—	large
Cost of sale of strategic shareholdings	—	(678)	large	(678)	—	large
Net profit on sale of strategic shareholdings (1)	—	315	large	315	—	large

Foreign currency options trading losses
Foreign currency options trading losses	—	(360)	large	(360)	—	large
Income tax benefit	—	108	large	108	—	large
Net loss on foreign currency options trading losses (1)	—	(252)	large	(252)	—	large

Cost of foreign controlled entities sold - revision of accounting estimate
Reversal of HomeSide non-lending loss provision (1)	—	64	large	64	—	large

Write-down of impaired application software
Integrated Systems Implementation (ISI)	(200)	—	large	(200)	—	large
Wealth Management Europe - Endeavour	(60)	—	large	(60)	—	large
Other	(149)	—	large	(149)	—	large
Write-down of impaired application software	(409)	—	large	(409)	—	large
Income tax benefit	102	—	large	102	—	large
Net write-down of impaired application software (1)	(307)	—	large	(307)	—	large

Charge to provide for doubtful debts - revision of accounting estimate
Charge to provide for doubtful debts	(292)	—	large	(292)	—	large
Income tax benefit	88	—	large	88	—	large
Net charge to provide for doubtful debts (1)	(204)	—	large	(204)	—	large
Significant items after tax	(511)	127	large	(384)	—	large

(1)       Refer to page 26 for further discussion.

Detailed Financial Information - Note 14: Exchange Rates

14. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance				Statement of Financial Position Spot as at
	Average Half Year to		Average Year to
	Sep 04	Mar 04	Sep 04	Sep 03	Sep 04	Mar 04	Sep 03
British Pounds	0.3928	0.4182	0.4055	0.3824	0.3973	0.4138	0.4072
Euros	0.5869	0.6071	0.5970	0.5648	0.5799	0.6200	0.5850
United States Dollars	0.7122	0.7409	0.7265	0.6125	0.7149	0.7591	0.6804
New Zealand Dollars	1.1108	1.1400	1.1254	1.1142	1.0682	1.1466	1.1446

Impact on Statement of Financial Performance of exchange rate movements

Year to September 2004 since September 2003 Favourable/(unfavourable)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	(137)	(14)	(38)	(10)	(199)

Other operating income	(62)	(3)	(14)	(2)	(81)

Other operating expenses	125	9	13	10	157

Charge to provide for doubtful debts	17	—	3	—	20

Income tax expense	18	1	2	1	22

Cash earnings before significant items, distributions and outside equity interest	(39)	(7)	(34)	(1)	(81)

Half year to September 2004 since March 2004 Favourable/(unfavourable)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	67	7	4	1	79

Other operating income	31	6	1	1	39

Other operating expenses	(61)	(8)	(1)	(1)	(71)

Charge to provide for doubtful debts	(8)	—	—	—	(8)

Income tax expense	(9)	(2)	—	—	(11)

Cash earnings before significant items, distributions and outside equity interest	20	3	4	1	28

Impact on Statement of Financial Position of exchange rate movements

Since September 2003 increase/(decrease)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Housing	386	811	—	(28)	1,169
Term lending	501	884	(163)	(117)	1,105
Overdrafts	276	78	—	—	354
Leasing	180	2	—	(2)	180
Credit cards	44	65	—	—	109
Other	17	148	—	(21)	144
Gross loans and advances	1,404	1,988	(163)	(168)	3,061
Other assets	1,363	388	(358)	(215)	1,178
Total assets	2,767	2,376	(521)	(383)	4,239

Deposits and other borrowings	1,377	1,551	(570)	(191)	2,167

Since March 2004 increase/(decrease)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Housing	758	900	—	36	1,694
Term lending	944	934	166	118	2,162
Overdrafts	464	82	—	—	546
Leasing	312	2	—	1	315
Credit cards	74	69	—	—	143
Other	35	143	—	26	204
Gross loans and advances	2,587	2,130	166	181	5,064
Other assets	2,146	376	454	185	3,161
Total assets	4,733	2,506	620	366	8,225

Deposits and other borrowings	2,425	1,686	887	219	5,217

Detailed Financial Information - Note 15: Capital Adequacy

15. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

		As at
	Reconciliation to shareholders funds	Sep 04	Mar 04	Sep 03
		$m	$m	$m
	Contributed equity	10,191	8,949	9,728
	Reserves	2,034	784	893
	Retained profits	13,675	14,619	13,786
	Outside equity interest	3,866	3,558	2,804
	Estimated reinvestment under dividend reinvestment plan	150	1,265	140
Less:	Goodwill	(632)	(682)	(740)
	Estimated final dividend	(1,287)	(1,265)	(1,248)
	Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
	Asset revaluation reserve	(86)	(16)	(16)
	Deconsolidation of Wealth Management profits (net of dividends)	(349)	(535)	(290)
	FITB (excluding FITB on the general provision for doubtful debts) (1)	—	—	(66)
	Non - qualifying outside equity interest	(3,866)	(3,558)	(2,804)
	Capitalised expenses	(200)	—	—
	Tier 1 Capital	21,048	20,671	19,739
	Asset revaluation reserve	86	16	16
	General provision for doubtful debts	1,480	1,254	1,248
	Perpetual floating rate notes	350	329	367
	Dated subordinated debts	9,044	5,268	5,390
	Exchangeable capital units	1,262	1,262	1,262
	Notional revaluation of investment securities to market	(3)	4	37
	Tier 2 Capital	12,219	8,133	8,320
	Other deductions (2)	(2,922)	(2,922)	(3,591)
	Total regulatory capital	30,345	25,882	24,468
	Risk-weighted assets - credit risk (3)	273,189	256,489	250,209
	Risk-weighted assets - market risk (4)	13,616	21,750	4,057
	Total risk-weighted assets (3)	286,805	278,239	254,266
	Risk adjusted capital ratios
	Tier 1	7.34%	7.43%	7.76%
	Tier 2	4.26%	2.92%	3.27%
	Deductions	(1.02)%	(1.05)%	(1.41)%
	Total capital	10.58%	9.30%	9.62%

(1)        APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(2)        Represents $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 (Mar 04: $2,922 million, Sep 03: $2,959 million).

(3)        Risk-weighted assets for prior periods have been restated. The revision primarily relates to New Zealand and the reporting of unutilised limits in Corporate & Institutional Banking and to capture additional retail lending products. Certain categories of residential mortgages across risk-weightings were also reclassified. As a result, risk-weighted assets as at 30 September 2003 and 31 March 2004 have been increased by $1,901 million and $1,438 million respectively.

(4)        From 31 March 2004, risk-weighted assets - market risk is calculated based on the Standard Method. Prior periods were based on the Internal Model Approach.

	As at
Adjusted common equity ratio reconciliation	Sep 04	Mar 04	Sep 03
	$m	$m	$m
Tier 1 Capital	21,048	20,671	19,739
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Preference shares	—	—	(730)
Trust Preferred Securities	(975)	(975)	(975)
Other deductions	(2,922)	(2,922)	(3,591)
Adjusted common equity	15,206	14,829	12,498
Total risk-weighted assets	286,805	278,239	254,266
Adjusted common equity ratio	5.30%	5.33%	4.92%

Wealth Management capital adequacy position

The National conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements. The majority of the National’s Wealth Management entities are separately regulated and need to meet APRA’s capital adequacy and solvency standards. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are two entities within the Wealth Management group with credit ratings, MLC Lifetime Company Limited and MLC Ltd, both of which have the same Standard and Poor’s long-term credit rating as the National (AA-).

The National also seeks to efficiently manage the capital base of the Wealth Management group and targets conservative levels of financial leverage to enhance shareholder value. The National targets an overall gearing ratio (debt to debt plus equity) for the Wealth Management group of 20% to 25%, which is consistent with a AA credit rating. Equity for the purposes of this calculation represents the value of the National’s investment in Wealth Management plus subordinated hybrid instruments qualifying for equity credit for rating agency purposes (up to a maximum of 15% of total equity). Currently there are no such instruments on issue. As at 30 September 2004, the Wealth Management gearing ratio was 16% and interest cover was 8.5 times.

The total deduction from the Group’s capital position in respect of Wealth Management entities at 30 September 2004 was $5,719 million (31 March 2004: $5,905 million). The reconciliation between the market value of NAFiM subsidiaries and Wealth Management capital deduction is outlined below.

	As at
Reconciliation of market value of NAFiM subsidiaries to Wealth Management deduction from capital	Sep 04	Mar 04	Sep 03
	$m	$m	$m
NAFiM subsidiaries market value	6,509	6,662	6,633
Adjusted for:
Net liabilities of NAFiM not in the mark to market valuation environment	(96)	(77)	(286)
Net assets of other Wealth Management entities not in the NAFiM group	48	41	42
Debt from the National used to fund acquisition of existing Europe and NZ businesses on 1 January 2002	(489)	(467)	(474)
Market value uplift in NAFiM upon introduction of AASB 1038 in the year to September 2000	(217)	(217)	(217)
Cumulative tax on revaluation profit and other adjustments	(36)	(37)	(1)
Total Wealth Management deduction from capital	5,719	5,905	5,697

Represented by:
Wealth Management deductions from Tier 1 Capital
Intangible assets	2,448	2,448	2,448
Deconsolidation of Wealth Management profits (net of dividends)	349	535	290
Wealth Management deductions from total capital
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	2,922	2,922	2,959
Total Wealth Management deduction from capital	5,719	5,905	5,697

For the purposes of determining the market valuation of NAFiM subsidiaries of $6,509 million, internal debt from the National of $489 million is eliminated. This debt relates to an internal restructure undertaken by the National in 2002.

On 1 January 2002, the life and insurance businesses of Bank of New Zealand and National Australia Group Europe were sold to NAFiM subsidiaries as part of an internal restructure for a total consideration of $677 million, representing the market value at that time. Wealth Management funded the consideration for these entities with debt from the National. Of the total debt outstanding, $489 million is included within the balance sheet of NAFiM subsidiaries in New Zealand and Europe. Using exchange rates as at the date of the transaction, this debt amounts to $494 million and corresponds to the gain on sale arising within the banking entities concerned. The balance of the transaction debt is included within NAFiM’s own balance sheet and is outside of the mark to market valuation environment.

The capital position of the National’s banking and Wealth Management entities are separately regulated and assessed. In accordance with this approach, the profit on sale of $494 million arising in the banking entities concerned is recorded as Tier 1 capital of the National.

Detailed Financial Information - Note 16: Cash Earnings per Share

16. CASH EARNINGS PER SHARE

	Year to
	Sep 04		Sep 03
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	3,461	3,461	4,070	4,070
Potential dilutive adjustments
Interest expense on exchangeable capital units (3)	—	112	—	90
Adjusted cash earnings before significant items	3,461	3,573	4,070	4,160
Weighted average ordinary shares (no. millions)
Weighted average ordinary shares	1,515	1,515	1,516	1,516
Potential dilutive ordinary shares
Options	—	1	—	4
Partly paid ordinary shares	—	—	—	1
Exchangeable capital units	—	65	—	65
Total weighted average ordinary shares	1,515	1,581	1,516	1,586
Cash earnings before significant items per share (cents)	228.5	226.0	268.5	262.3

	Half Year to
	Sep 04		Mar 04
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	1,611	1,611	1,850	1,850
Potential dilutive adjustments
Interest expense on exchangeable capital units (3)	—	57	—	55
Adjusted cash earnings before significant items	1,611	1,668	1,850	1,905
Weighted average ordinary shares (no. millions)
Weighted average ordinary shares	1,525	1,525	1,505	1,505
Potential dilutive ordinary shares
Options	—	1	—	4
Partly paid ordinary shares	—	—	—	—
Exchangeable capital units	—	65	—	65
Total weighted average ordinary shares	1,525	1,591	1,505	1,574
Cash earnings before significant items per share (cents)	105.6	104.9	122.9	121.1

(1)          The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)          Refer to page 9 for a reconciliation of cash earnings before significant items to Group net profit.

(3)          From 1 October 2003, the Group has taken the decision not to book the tax benefit on the interest expense in relation to the exchangeable capital units following the receipt of an ATO assessment.

Detailed Financial Information - Note 17. Risk Management

17. RISK MANAGEMENT

Market risk

The management of market risk will be discussed in detail in the Group’s annual financial report 2004, at Risk Management and Note 45 Derivative Financial Instruments.  Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group’s Value at Risk (VaR) for the Group’s trading portfolios, including both physical and derivative positions.  The figures reflect the potential losses across products and regions in which the Group operates.

Value at risk at 99% confidence level

	Average value Year to		Minimum value Year to (1)		Maximum value Year to (1)
	Sep 04	Sep 03	Sep 04	Sep 03	Sep 04	Sep 03
	$m	$m	$m	$m	$m	$m
Foreign exchange risk	7	7	1	2	39	20
Interest rate risk	13	17	7	9	21	25
Volatility risk	5	4	1	2	20	7
Commodities risk	1	1	0	—	2	1
Diversification benefit	(6)	(7)	n/a	n/a	n/a	n/a
Total	20	22	9	14	55	35

Value at risk at 99% confidence level

	Average value Half Year to		Minimum value Half Year to (1)		Maximum value Half Year to (1)
	Sep 04	Mar 04	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	$m	$m	$m
Foreign exchange risk	2	11	1	1	10	39
Interest rate risk	10	15	7	9	14	21
Volatility risk	2	8	1	3	4	20
Commodities risk	1	1	0	1	1	2
Diversification benefit	(2)	(8)	n/a	n/a	n/a	n/a
Total	13	27	9	12	18	55

(1)          Value at risk is measured individually according to foreign exchange risk, interest rate risk, volatility risk and commodities risk.  The individual risk categories do not sum up to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

VaR measures the adverse changes in the trading portfolio value brought about by daily changes in market rates at a 99% confidence level.

Balance sheet risk

a) Structural interest rate risk

The table below presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities. Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the year ending September 30, 2005 of an immediate 1% parallel movement in interest rates across the whole yield curve.

	Forecast effect on net income 2005 (1)		Forecast effect on net income 2004 (2)
	Rates 1% up	Rates 1% down	Rates 1% up	Rates 1% down
	$m	$m	$m	$m
Australian operations	50	(50)	(45)	45
Non-Australian operations	43	(44)	(45)	31

(1)          Represents the forecast effect on net interest income for the year ending September 30, 2005.

(2)          Represents the forecast effect on net interest income (as at September 30, 2003 for the year ended September 30, 2004.)

b) Structural foreign exchange rate risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

c) Liquidity risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

Operational, credit & country risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group.  It includes trading and other than trading contracts.

	As at Sep 04			As at Sep 03
	Notional principal	Credit equivalent	Fair value	Notional principal	Credit equivalent	Fair value
	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts	299,331	6,796	(509)	266,535	7,365	(1,262)
Cross currency swaps	117,173	8,252	284	90,249	6,863	(522)
Futures	156	—	—	89	—	—
Options	348,056	2,711	(190)	253,481	4,655	127
	764,716	17,759	(415)	610,354	18,883	(1,657)
Interest rate-related contracts
Forward rate agreements	117,048	37	(5)	86,308	39	1
Swaps	706,667	10,846	110	598,155	14,155	236
Futures	217,995	—	14	306,649	—	(3)
Options	81,857	404	72	100,193	582	24
	1,123,567	11,287	191	1,091,305	14,776	258
Other contracts	18,398	1,713	24	13,385	899	(143)
Total derivative financial instruments	1,906,681	30,759	(200)	1,715,044	34,558	(1,542)
Deduct : Non consolidated controlled entities	3,519	78	43	4,515	182	234
Total derivative financial instruments reported for Capital Adequacy	1,903,162	30,681	(243)	1,710,529	34,376	(1,776)

Detailed Financial Information – Note 18. International Financial Reporting Standards

18. INTERNATIONAL FINANCIAL REPORTING STANDARDS

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after January 1, 2005.

The Group will be required to adopt these standards for the financial year commencing October 1, 2005 and the adoption of the standards will be first reflected in the Group’s financial statements for the half-year ending March 31, 2006. Comparative financial information prepared in compliance with AIFRS will be required for the year commencing October 1, 2004. Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts”.

A program board is monitoring the Group’s adoption of AIFRS in line with the Group’s implementation plans.  Dedicated work streams are responsible for evaluating the impact of specific accounting changes and how the necessary changes will be made. Consistent with general project management methodology, each work stream is progressing through phases of technical evaluation, design, development, and implementation and testing. The program is well progressed through these phases and is achieving scheduled plan milestones.  The program will be complete by September 30, 2005, although there are several future changes that the Group will need to address, including Phase II of the IASB’s insurance project and proposed further amendments to IAS 39 “Financial Instruments: Recognition and Measurement”. The Group continues to monitor these and other developments, including emerging industry interpretations and practice.

AIFRS frequently require application of fair value measurement techniques. This will potentially introduce greater volatility to the Group’s reported financial performance. The Group continues to evaluate the areas impacted by adoption. The adoption of these standards is expected to have a material effect on the Group’s reported financial performance and financial position. It is not possible at this time to estimate reliably the quantitative impact of the changes upon the Group’s reported financial performance and financial position or regulatory capital adequacy. Most accounting policy changes to retrospectively apply AIFRS will be made against opening retained earnings in the first AIFRS balance sheet.

Upon transition to AIFRS, a number of the Group’s accounting policies will be altered. The areas of most significant impact are outlined below:

(a) Recognition of derivative financial instruments and hedging

The Group will be required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise under AIFRS.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item and the hedging instrument will be recognised directly in the income statement. Where cash flow hedge accounting criteria are met, fair value changes on the related hedging instruments will be deferred in an equity reserve and will then be transferred to the income statement at the time the cash flows occur.

It should be noted that the underlying economics and risks of the Group will not change. The change affects the manner by which the Group will account for the way it mitigates its interest rate risk. In this accounting, the Group will most likely use a hybrid of approaches with a predominance of cash flow hedge accounting.  As a consequence this will create volatility in the balance of the cash flow hedge equity reserve.

All hedging arrangements will be subject to stringent effectiveness testing and where an arrangement fails effectiveness tests, hedge accounting cannot be applied and fair value changes on the hedging instrument will generally be recognised in the income statement. This raises the potential for income statement volatility.

Whilst hedge accounting rules may alter the accounting for the Group’s interest rate risk management process, the treatment of trading derivatives is not likely to be affected by hedge accounting.

In certain circumstances, the Group will seek to minimise the impact of the fair value measurement requirements by recognising both the item that is subject to an economic hedge and the accompanying derivative instrument at fair value in the income statement.

These changes do not require comparatives for the 2005 financial year.

(b) Loan provisioning

Under AIFRS, the Group is not able to recognise loan impairment (currently referred to as provision for doubtful debts) until objective evidence is available that a loss event has occurred. Further, loan impairment is calculated as the difference between the carrying amount and the present value of future expected cash flows discounted at the loan’s original effective interest rate. Significant loans will be individually assessed for impairment. Those loans that are not assessed as impaired will then be placed into portfolios of assets with similar risk profiles and be subjected to a collective assessment of impairment. Smaller loans will not be individually assessed but impairment tested in portfolios based upon similar risk profiles using objective evidence, which may be based on historical experience adjusted to accommodate the effects of current conditions at each balance sheet date. The methodology to calculate loan impairment is still being developed by the Group. It is expected that the current general provision for doubtful debts may reduce.

These changes do not require comparatives for the 2005 financial year.

(c) Wealth Management revaluation – excess of market value over net assets (EMVONA)

EMVONA represents:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group financial report and those in the report of the controlled entity arising due to valuation methodology differences.

On transition to AIFRS, the Group must de-recognise the asset EMVONA. At the same time, the Group will de-recognise a deferred tax liability associated with EMVONA and recognise goodwill and any other acquired intangible assets arising from acquisition of the MLC group to the extent of the remaining balance.

(d) Securitisation

The combined effect of financial asset derecognition rules and the consolidation of special purpose entity rules is likely to impact both existing and new securitisation arrangements involving both the Group’s assets and those of its customers. The rules provide more stringent criteria for the derecognition of financial assets.  Where the Group’s assets have been sold into a special purpose entity in the past, they may be required to be consolidated back onto the Group’s balance sheet as a consequence of a different interpretation of the consolidation rules under AIFRS. In addition, special purpose entities holding assets originated outside the Group will require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

(e) Taxation

The Group will be required to adopt a balance sheet approach to determining deferred tax items. This approach is based upon a comparison of carrying amounts of assets and liabilities with their tax base thereby identifying a broader range of differences than those that arise under the current tax-effect accounting standard. Consequently, the Group may be required to recognise additional levels of deferred tax assets and liabilities.

(f) Insurance contracts

Contracts that do not have significant insurance risk will no longer be treated as insurance contracts but as financial instruments. Further, it will not be possible to defer any internal acquisition costs for those contracts. These changes will likely have a negative impact on profit in respect of new business. Profits will be higher in later periods as a result of the expense being recognised upfront.

For those contracts that continue to meet the definition of an insurance contract, the Group will account for those under the existing Margin on Services approach. It is expected that further changes to insurance accounting will arise under Phase II of the IASB’s insurance project at which time the existing Margin on Services approach will be phased out.

(g) Share-based payments

AIFRS introduces a new requirement for the Group to recognise options and performance rights granted and shares issued to employees as an expense in the income statement. The fair value of the options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  This rule must be applied to options and performance rights granted from November 7, 2002 and unvested at January 1, 2005.

In addition, shares issued under the Company’s staff share schemes will be recognised as an expense when issued.

(h) Post-employment benefits

AIFRS will require all periodic movements in defined benefit pension/superannuation plan surpluses/deficits, including the full actuarial gain or loss in each period, to be reflected in the income statement, thereby introducing volatility. A corresponding asset or liability will be recognised on the Group’s balance sheet.

The initial adjustment to recognise the defined benefit pension/superannuation assets or liabilities on the Group’s balance sheet based on valuations under AIFRS for each plan and to reverse assets recognised under the Group’s existing accounting policy will be to opening retained profits

(i) Revenue recognition

At present, loan origination fee revenue is either recognised upfront or deferred in the balance sheet and amortised as an adjustment of yield over the life of the loan. It is likely that a greater volume of fees will be deferred and amortised over the life of the respective loans under AIFRS.  Revenue that is deferred must be amortised on an effective interest rate basis. Whilst some revenue classification changes may arise, where the level of business remains constant, the change is not expected to materially affect annual income recognition.

(j) Intangible assets

The amortisation of goodwill acquired in a business combination prohibited under AIFRS. Instead, any goodwill recognised within the Group is subject to an impairment test at least annually and where impairment is identified it must be recognised immediately in the income statement.

Other intangibles will be amortised on a systematic basis that best reflects the expected pattern of consumption of the assets’ benefits over their respective useful lives.

(k) Transitional policy changes

On the date of transition to AIFRS, the Group will need to effect two types of changes:

•                  those concerning presentation and disclosure of items in the financial statements (eg. the format of the income statement and balance sheet); and

•                  those concerning recognition and measurement of items in the financial statements.

Any recognition and measurement adjustments that arise as a result of the transitional process will be recognised in either retained profits or the appropriate equity reserve.

Under the AASB’s transitional rules, several one-off exemptions are available on first-time adoption of AIFRS. The exemptions recognise some of the practical difficulties that arise in making the transition to AIFRS. The Group will apply these exemptions, the most significant of which is not needing to change the original acquisition accounting for all controlled entities and businesses acquired throughout the Group’s history.

(l) Capital implications

The full implications for the Group’s capital adequacy are dependent on rules currently being developed by APRA, which have not yet been publicly released for industry consultation. Priority areas for review by APRA include the treatment of innovative capital instruments, defined benefit pension/superannuation surpluses and deficits, and EMVONA. APRA has stated that it will not make any AIFRS-related changes to the existing prudential framework until it has completed relevant consultations and not before July 1, 2005 at the earliest. Existing prudential rules continue to apply in the interim. Developments are being closely monitored by the Group.

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit

Less:
Outside equity interest
Distributions
Revaluation profit/(loss) after tax
Add:
Goodwill amortisation
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                  Outside equity interest - this reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Distributions – this reflects payments to holders of National Income Securities, Trust units and Trust Preferred Securities, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Revaluation profit/(loss) – relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the balance sheet in accordance with Australian Accounting Standards. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result. It is separately identified and discussed in detail. Management further wish to separate this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

•                  Goodwill amortisation - relates to the straight-line method of amortising goodwill (an intangible asset recorded on the balance sheet) in accordance with Australian Accounting Standards. Financial statement users generally do not regard goodwill amortisation expense as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items (and net profit before significant items)

Under Australian Accounting Standard AASB 1018(5.4) “when a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report”.

The Group has identified such items as ‘significant items’ on its Performance Summaries.

Management believe that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Cost to income ratio

The cost to income ratio for the Banking divisions is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses
Less:
Interest expense
Life insurance expenses
Goodwill amortisation
Charge to provide for doubtful debts
Significant expenses
Total costs for purposes of cost to income ratio

Total revenue
Less:
Interest expense
Life insurance income
Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, National’s does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

Economic Value Added (EVA®)

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital then value is being created for shareholders.

To align management’s interests with those of shareholders, senior management is required to place a significant percentage of their total remuneration at risk, dependent upon performance against EVA® annual growth targets.

In order to encourage longer term management decision making and sustained value creation, the Group sets EVA® growth targets for 3 year periods.

ALPHABETICAL INDEX

Asia Results	11
Asset Quality	17 & 82
Australia Results	11
Average Balance Sheet & Related Interest	67
Capital	29 & 89
Cash Earnings Per Share	92
Corporate & Institutional Banking	43
Cost to Income Ratio	13
Detailed Financial Information	58
Diluted Earnings Per Share	92
Divisional Performance Summary	9
Doubtful Debts	81
Economic Value Added	28
Europe Results	11
Exchange Rates	87
Financial Services Australia	33
Financial Services Europe	36
Financial Services New Zealand	40
Full Time Equivalent Employees	80
Gross Loans & Advances	72
Group Key Performance Measures	13
Group Performance Summary	10
Income Tax Expense	25 & 84
International Financial Reporting Standards	95
Media Release	1
Net Interest Income	22 & 63
Net Interest Margins & Spreads	64
Net Life Insurance Income	23 & 75
Net Operating Income	22
New Zealand Results	11
Non-GAAP financial measures	98
Operating Expenses	24 & 78
Other (incl. Group Funding & Corporate Centre)	56
Other Operating Income	24
Overview	15
Performance Summary by Division	59
Profitability	22
Reporting Forma	7
Regional Performance Summary	11
Retail Banking	32
Return on Assets	13
Return on Equity	13
Revenue	76
Risk Management	93
Risk-weighted Assets	13
Summary of Financial Position	12
Significant Items	86
Total Banking.	31
United States Results	11
Wealth Management	46

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date: 10 November 2004	Title: Associate Company Secretary